Exhibit 99.1
Barclays PLC
This exhibit includes portions from the previously published Results Announcement of Barclays PLC relating to the three months ended 31 March 2023, as amended in part to comply with the requirements of Regulation G and Item 10(e) of Regulation S-K promulgated by the US Securities and Exchange Commission (SEC), including the reconciliation of certain financial information to comparable measures prepared in accordance with International Financial Reporting Standards (IFRS). The purpose of this document is to provide such additional disclosure as required by Regulation G and Regulation S-K item 10(e), to delete certain information not in compliance with SEC regulations and to include reconciliations of certain non-IFRS figures to the most directly equivalent IFRS figures for the periods presented. This document does not update or otherwise supplement the information contained in the previously published Results Announcement. Any reference to a website in this document is made for informational purposes only, and information found at such websites is not incorporated by reference into this document.
An audit opinion has not been rendered in respect of this document.

Barclays PLC	1

Notes
The terms Barclays and Group refer to Barclays PLC together with its subsidiaries. Unless otherwise stated, the income statement analysis compares the three months ended 31 March 2023 to the corresponding three months of 2022 and balance sheet analysis as at 31 March 2023 with comparatives relating to 31 December 2022 and 31 March 2022. The abbreviations ‘£m’ and ‘£bn’ represent millions and thousands of millions of Pounds Sterling respectively; the abbreviations ‘$m’ and ‘$bn’ represent millions and thousands of millions of US Dollars respectively; and the abbreviations ‘€m’ and ‘€bn’ represent millions and thousands of millions of Euros respectively.
There are a number of key judgement areas, for example impairment calculations, which are based on models and which are subject to ongoing adjustment and modifications. Reported numbers reflect best estimates and judgements at the given point in time.
Relevant terms that are used in this document but are not defined under applicable regulatory guidance or International Financial Reporting Standards (IFRS) are explained in the results glossary, which can be accessed at home.barclays/investor-relations.
The information in this announcement, which was approved by the Board of Directors on 26 April 2023, does not comprise statutory accounts within the meaning of Section 434 of the Companies Act 2006. Statutory accounts for the year ended 31 December 2022, which contained an unmodified audit report under Section 495 of the Companies Act 2006 (which did not make any statements under Section 498 of the Companies Act 2006) will be delivered to the Registrar of Companies in accordance with Section 441 of the Companies Act 2006.
Barclays is a frequent issuer in the debt capital markets and regularly meets with investors via formal road-shows and other ad hoc meetings. Consistent with its usual practice, Barclays expects that from time to time over the coming quarter it will meet with investors globally to discuss these results and other matters relating to the Group.
Non-IFRS performance measures

Barclays’ management believes that the non-IFRS performance measures included in this document provide valuable information to the readers of the financial statements as they enable the reader to identify a more consistent basis for comparing the businesses’ performance between financial periods and provide more detail concerning the elements of performance which the managers of these businesses are most directly able to influence or are relevant for an assessment of the Group. They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by Barclays’ management. However, any non-IFRS performance measures in this document are not a substitute for IFRS measures and readers should consider the IFRS measures as well. Refer to the appendix on pages 40 to 44 for further information and calculations of non-IFRS performance measures included throughout this document, and the most directly comparable IFRS measures.
Key non-IFRS measures included in this document, and the most directly comparable IFRS measures, are:
– Average allocated equity represents the average shareholders’ equity that is allocated to the businesses. The comparable IFRS measure is average equity. A reconciliation is provided on pages 41 to 42;
– Average allocated tangible equity is calculated as the average of the previous month’s period end allocated tangible equity and the current month’s period end allocated tangible equity. The average allocated tangible equity for the period is the average of the monthly averages within that period. Period end allocated tangible equity is calculated as 13.5% (2022: 13.5%) of RWAs for each business, adjusted for capital deductions, excluding goodwill and intangible assets, reflecting the assumptions the Group uses for capital planning purposes. Head Office allocated tangible equity represents the difference between the Group’s tangible shareholders’ equity and the amounts allocated to businesses. The comparable IFRS measure is average equity. A reconciliation is provided on pages 41 to 42;
– Average tangible shareholders’ equity is calculated as the average of the previous month’s period end tangible equity and the current month’s period end tangible equity. The average tangible shareholders’ equity for the period is the average of the monthly averages within that period. The comparable IFRS measure is average equity. A reconciliation is provided on pages 41 to 42;
– Group operating expenses excluding litigation and conduct represents Group operating expenses excluding litigation and conduct charges. The comparable IFRS measure is total operating expenses;
– Return on average allocated equity represents the return on shareholders’ equity that is allocated to the businesses. The comparable IFRS measure is return on equity. A reconciliation is provided on page 44;
– Return on average allocated tangible equity is calculated as the annualised profit after tax attributable to ordinary equity holders of the parent, as a proportion of average allocated tangible equity. The comparable IFRS measure is return on equity. A reconciliation is provided on pages 41 to 42;
– Return on average tangible shareholders’ equity is calculated as the annualised profit after tax attributable to ordinary equity holders of the parent, as a proportion of average shareholders’ equity excluding non-controlling interests and other equity instruments adjusted for the deduction of intangible assets and goodwill. The comparable IFRS measure is return on equity. A reconciliation is provided on page 44; and
– Tangible net asset value per share is calculated by dividing shareholders’ equity, excluding non-controlling interests and other equity instruments, less goodwill and intangible assets, by the number of issued ordinary shares. The comparable IFRS measure is net asset value per share. A reconciliation is provided on page 43.

Barclays PLC	2

Notes
Forward-looking statements
This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to the Group. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results or other financial condition or performance measures could differ materially from those contained in the forward-looking statements. Forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as ‘may’, ‘will’, ‘seek’, ‘continue’, ‘aim’, ‘anticipate’, ‘target’, ‘projected’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, ‘achieve’ or other words of similar meaning. Forward-looking statements can be made in writing but also may be made verbally by directors, officers and employees of the Group (including during management presentations) in connection with this document. Examples of forward-looking statements include, among others, statements or guidance regarding or relating to the Group’s future financial position, income levels, costs, assets and liabilities, impairment charges, provisions, capital, leverage and other regulatory ratios, capital distributions (including dividend policy and share buybacks), return on tangible equity, projected levels of growth in banking and financial markets, industry trends, any commitments and targets (including environmental, social and governance (ESG) commitments and targets), business strategy, plans and objectives for future operations and other statements that are not historical or current facts. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. Forward-looking statements speak only as at the date on which they are made. Forward-looking statements may be affected by a number of factors, including, without limitation: changes in legislation, regulation and the interpretation thereof, changes in IFRS and other accounting standards, including practices with regard to the interpretation and application thereof and emerging and developing ESG reporting standards; the outcome of current and future legal proceedings and regulatory investigations; the policies and actions of governmental and regulatory authorities; the Group’s ability along with governments and other stakeholders to measure, manage and mitigate the impacts of climate change effectively; environmental, social and geopolitical risks and incidents and similar events beyond the Group’s control; the impact of competition; capital, leverage and other regulatory rules applicable to past, current and future periods; UK, US, Eurozone and global macroeconomic and business conditions, including inflation; volatility in credit and capital markets; market related risks such as changes in interest rates and foreign exchange rates; higher or lower asset valuations; changes in credit ratings of any entity within the Group or any securities issued by it; changes in counterparty risk; changes in consumer behaviour; the direct and indirect consequences of the Russia-Ukraine war on European and global macroeconomic conditions, political stability and financial markets; direct and indirect impacts of the coronavirus (COVID-19) pandemic; instability as a result of the UK’s exit from the European Union (EU), the effects of the EU-UK Trade and Cooperation Agreement and any disruption that may subsequently result in the UK and globally; the risk of cyber-attacks, information or security breaches or technology failures on the Group’s reputation, business or operations; the Group’s ability to access funding; and the success of acquisitions, disposals and other strategic transactions. A number of these factors are beyond the Group’s control. As a result, the Group’s actual financial position, results, financial and non-financial metrics or performance measures or its ability to meet commitments and targets may differ materially from the statements or guidance set forth in the Group’s forward-looking statements. Additional risks and factors which may impact the Group’s future financial condition and performance are identified in Barclays PLC’s filings with the SEC (including, without limitation, Barclays PLC’s Annual Report on Form 20-F for the financial year ended 31 December 2022), which are available on the SEC’s website at www.sec.gov.
Subject to Barclays PLC’s obligations under the applicable laws and regulations of any relevant jurisdiction (including, without limitation, the UK and the US) in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Barclays PLC	3

Performance Highlights

Barclays delivered a return on equity (RoE) of 12.8%, a return on tangible equity (RoTE) of 15.0% and remains on track to deliver its 2023 targets, with all performance metrics in line with or ahead of guidance at Q123
Key financial metrics:

	Income	Cost: income ratio	LLR	Profit before tax	Attributable profit	RoE	RoTE	EPS	LCR	Loan: deposit ratio	NAV per share	TNAV per share	CET1 ratio
Q123	£7.2bn	57%	52bps	£2.6bn	£1.8bn	12.8%	15.0%	11.3p	163%	73%	356p	301p	13.6%
Q123 Performance highlights:
•Group attributable profit was £1.8bn, RoE was 12.8% and RoTE was 15.0%, with all operating divisions delivering double-digit returns
•Group income was £7.2bn, up 11% year-on-year, with diverse sources of growth across the Group as well as the benefit from USD appreciation:
–Barclays UK income increased 19% primarily driven by net interest income growth from higher rates and continued structural hedge income momentum, delivering a net interest margin (NIM) of 3.18%
–Corporate and Investment Bank (CIB) income increased 1% to £4.0bn, representing a record Q1 income performance1. Drivers included a strong performance in Transaction banking and Global Markets, against a record prior year comparative, with lower Investment Banking income due to a reduced industry fee pool2
–Consumer, Cards and Payments (CC&P) income increased 47% from growth in US cards balances, including the Gap portfolio acquisition3, and growth in client assets and liabilities in the Private Bank, as well as the higher rate environment
•Group operating expenses were £4.1bn, in line with prior year, including the non-repeat of certain litigation and conduct items. Group operating expenses excluding litigation and conduct charges increased to £4.1bn (Q122: £3.6bn) reflecting the impact of business growth, inflation and USD appreciation. The Group delivered positive statutory cost: income jaws and a cost: income ratio of 57%
•Credit impairment charges were £0.5bn, with a loan loss rate (LLR) of 52bps, within the guided range of 50-60bps, reflecting higher US cards balances and the continuing normalisation anticipated in US cards delinquencies. Coverage ratios remain strong
•Common Equity Tier 1 (CET1) ratio of 13.6% (December 2022: 13.9%) reflected the expected reduction of an aggregate c.40bps of capital impacts in Q123 including the £0.5bn buyback announced at FY22, and seasonally higher Risk Weighted Assets (RWAs) in the Global Markets business, which supported the strong Q1 income performance
•Net asset value (NAV) per share was 356p and tangible net asset value (TNAV) per share of 301p, increased 6p since December 2022
•Liquidity coverage ratio (LCR) of 163% (December 2022: 165%) and Net Stable Funding Ratio (NSFR) of 139% (December 2022: 137%), well above regulatory minimum requirements
•Loan: deposit ratio was maintained at 73% (December 2022: 73%). The Group maintains a diverse and stable deposit franchise including across wholesale and consumer as well as across different geographies
1On a comparable basis, period covering 2014-Q123. Pre 2014 data was not restated following re-segmentation in 2016.
2Data source: Dealogic for the period covering 1 January to 31 March 2023.
3The Gap portfolio refers to the Gap Inc. US credit card portfolio.

Barclays PLC	4

Performance Highlights

Group Targets and Outlook:
•Returns: targeting RoTE1 of greater than 10% in 2023, consistent with our medium-term target
•Income: diversified income streams continue to position the Group well for the current economic and market environment including higher interest rates. In 2023, Barclays UK NIM is expected to be greater than 3.20%2
•Costs: targeting a cost: income ratio percentage in the low 60s in 2023, investing for growth whilst progressing towards the Group’s medium-term target of below 60%
•Impairment: expect an LLR of 50-60bps in 2023, based on the current macroeconomic outlook
•Capital: expect to operate within the CET1 ratio medium-term target range of 13-14%
•Capital returns: capital distribution policy incorporates a progressive ordinary dividend, supplemented with share buybacks as appropriate

1Management does not assess forward-looking “return on equity” (target RoE) as a performance indicator of the business, and therefore a reconciliation of the forward looking non-IFRS measure “return on tangible equity” (target RoTE) to an equivalent IFRS measure is not available without unreasonable efforts.
2Assumes the UK bank rate peaks at 4.25% in 2023.

Barclays PLC	5

Performance Highlights

Barclays Group results for the three months ended
	31.03.23	31.03.22
	£m	£m	% Change
Barclays UK	1,961	1,649	19
Corporate and Investment Bank	3,976	3,938	1
Consumer, Cards and Payments	1,306	886	47
Barclays International	5,282	4,824	9
Head Office	(6)	23
Total income	7,237	6,496	11
Operating costs	(4,111)	(3,588)	(15)
Litigation and conduct	1	(523)
Total operating expenses	(4,110)	(4,111)	—
Other net expenses	(5)	(10)	50
Profit before impairment	3,122	2,375	31
Credit impairment charges	(524)	(141)
Profit before tax	2,598	2,234	16
Tax charge	(561)	(614)	9
Profit after tax	2,037	1,620	26
Non-controlling interests	(8)	(1)
Other equity instrument holders	(246)	(215)	(14)
Attributable profit	1,783	1,404	27

Performance measures
Return on average shareholders' equity	12.8%	9.9%
Return on average tangible shareholders' equity	15.0%	11.5%
Average shareholders' equity	55.9	56.9
Average tangible shareholders' equity (£bn)	47.6	48.8
Cost: income ratio	57%	63%
Loan loss rate (bps)	52	15
Basic earnings per share	11.3p	8.4p
Basic weighted average number of shares (m)	15,770	16,682	(5)
Period end number of shares (m)	15,701	16,762	(6)

	As at 31.03.23	As at 31.12.22	As at 31.03.22
Balance sheet and capital management[1]	£bn	£bn	£bn
Loans and advances at amortised cost	403.5	398.8	371.7
Loans and advances at amortised cost impairment coverage ratio	1.4%	1.4%	1.5%
Total assets	1,539.1	1,513.7	1,496.1
Deposits at amortised cost	555.7	545.8	546.5
Net asset value per share	356p	347p	342p
Tangible net asset value per share	301p	295p	294p
Common equity tier 1 ratio	13.6%	13.9%	13.8%
Common equity tier 1 capital	46.0	46.9	45.3
Risk weighted assets	338.4	336.5	328.8
UK leverage ratio	5.1%	5.3%	5.0%
UK leverage exposure	1,168.9	1,130.0	1,123.5
Average UK leverage ratio	4.8%	4.8%	4.8%
Average UK leverage exposure	1,251.3	1,281.0	1,179.4

Funding and liquidity
Group liquidity pool (£bn)	333.0	318.0	319.8
Liquidity coverage ratio	163%	165%	159%
Net stable funding ratio[2]	139%	137%
Loan: deposit ratio	73%	73%	68%
1Refer to pages 31 to 36 for further information on how capital, RWAs and leverage are calculated.
2Represents average of the last four spot quarter end positions.

Barclays PLC	6

Group Finance Director's Review

Group performance
•Barclays delivered a profit before tax of £2,598m (Q122: £2,234m), RoE of 12.8% (Q122: 9.9%), RoTE of 15.0% (Q122: 11.5%) and EPS of 11.3p (Q122: 8.4p)
•The Group has a diverse income profile across businesses and geographies including a significant presence in the US. The appreciation of average USD against GBP positively impacted income and profits and adversely impacted credit impairment charges and total operating expenses
•Group income increased 11% to £7,237m primarily from the higher interest rate environment and continued structural hedge income momentum benefiting Barclays UK, Transaction banking and the Private Bank, the benefit of higher balances in US cards, and growth in client assets and liabilities in the Private Bank
•Group operating expenses were stable at £4,110m (Q122: £4,111m)
–Group operating expenses excluding litigation and conduct charges increased to £4,111m (Q122: £3,588m) reflecting the impact of business growth and inflation
–The prior year litigation and conduct charges of £523m included charges relating to the Over-issuance of Securities in the US (Over-issuance of Securities1) and customer remediation costs relating to a legacy loan portfolio
•Credit impairment charges were £524m (Q122: £141m) reflecting higher US cards balances, including the Gap portfolio acquisition in Q222, and the continuing normalisation anticipated in US cards delinquencies. Total coverage ratio remains strong at 1.4% (December 2022: 1.4%)
•The effective tax rate (ETR) was 21.6% (Q122: 27.5%). The prior year included the tax charge recognised for the re-measurement of the Group’s UK deferred tax assets as a result of the UK banking surcharge rate being reduced from 8% to 3%
•Attributable profit was £1,783m (Q122: £1,404m)
•Total assets increased to £1,539.1bn (December 2022: £1,513.7bn) driven by increased trading and client activity within Global Markets and the acquisition of Kensington Mortgage Company (KMC), partially offset by strengthening of GBP against USD since December 2022. The Group liquidity pool was further strengthened by growth in deposits and wholesale funding
•NAV per share was 356p (December 2022: 347p). TNAV per share increased to 301p (December 2022: 295p) as EPS of 11.3p and other reserve movements were partially offset by the 2022 full year dividend paid on 31 March 2023
Barclays UK
Barclays UK delivered a RoE of 14.8% and a RoTE of 20.0% supported by higher interest rates and the continued investment in our transformation into a next-generation, digitised consumer bank.
•Profit before tax increased 27% to £754m with a RoE of 14.8% (Q122: 11.6%) and a RoTE of 20.0% (Q122: 15.6%)
•Total income increased 19% to £1,961m. Net interest income increased 21% to £1,618m with a NIM of 3.18% (Q122: 2.62%), continuing to build as higher interest rates and associated structural hedge benefit outweighed mortgage margin pressure. Net fee, commission and other income increased 11% to £343m partially driven by transactional income in Business Banking and UK cards
–Personal Banking income increased 23% to £1,253m, driven by higher interest rates, partially offset by mortgage margin compression
–Barclaycard Consumer UK income decreased 11% to £247m as higher customer spend volumes were more than offset by lower interest earning lending balances following repayments and ongoing prudent risk management
–Business Banking income increased 31% to £461m driven by higher interest rates alongside improved transaction based revenues, partially offset by lower government scheme lending as repayments continue
•Total operating expenses increased 9% to £1,094m from the impact of inflation with ongoing efficiency savings reinvested in digitisation to support further improvements to the cost: income ratio over time
•Credit impairment charges were £113m (Q122: £48m), reflecting limited observed deterioration. UK cards 30 and 90 day arrears remained below pre-pandemic levels at 0.9% (Q122: 1.0%) and 0.2% (Q122: 0.3%) respectively2. The UK cards total coverage ratio was 7.7% (December 2022: 7.6%)
•Loans and advances to customers at amortised cost increased 2% to £208.2bn primarily reflecting the acquisition of KMC
•Customer deposits at amortised cost decreased 1% to £254.3bn. Increases in savings product balances were more than offset by reduced current account and business banking deposits, reflecting broader market trends. The loan: deposit ratio increased to 90% (December 2022: 87%)
•RWAs increased to £74.6bn (December 2022: £73.1bn) including £0.8bn related to the acquisition of KMC

1Denotes the Over-issuance of Securities under Barclays Bank PLC's (BBPLC) US shelf registration statements on Form F-3 filed with the SEC in 2018 and 2019.
2As at 31 December 2019, UK cards 30 and 90 days arrears were 1.7% and 0.8% respectively.

Barclays PLC	7

Group Finance Director's Review

Barclays International
Barclays International delivered a RoE of 14.2% and a RoTE of 14.5%. CIB continued to support clients through a period of market volatility, with performance reflecting the benefits of income diversification and continued investment in sustainable growth. CC&P performance reflects continued investment in the business resulting in balance growth and increased income, partially offset by higher impairment charges.
•Profit before tax increased 13% to £1,928m with a RoE of 14.2% (Q122: 14.4%) and a RoTE of 14.5% (Q122: 14.8%), reflecting a RoE of 15.2% (Q122: 17.1%) and a RoTE of 15.2% (Q122: 17.1%) in CIB and a RoE of 8.9% (Q122: (1.2)%) and RoTE of 10.5% (Q122: (1.5)%) in CC&P
•Barclays International has a diverse income profile across businesses and geographies including a significant presence in the US. The appreciation of average USD against GBP positively impacted income and profits, and adversely impacted credit impairment charges and total operating expenses
•Total income increased to £5,282m (Q122: £4,824m)
–CIB income of £3,976m (Q122: £3,938m) represented the best Q1 on a comparable basis1
–Global Markets income of £2,492m decreased 8% against a record prior year comparative. FICC income increased 9% to £1,788m, driven by a strong performance in credit. Equities income decreased 33% to £704m driven by a decline in derivatives income reflecting less volatile equity market conditions relative to prior year
–Investment Banking fees decreased 7% to £603m due to the reduced fee pool2, partially offset by a strong performance in advisory representing the best Q1 performance1
–Within Corporate, Transaction banking income increased 68% to £786m representing the best Q1 performance1, driven by improved margins, in the higher rate environment, in deposits. Corporate lending income decreased 24% to £95m mainly driven by costs of higher credit protection
–CC&P income increased 47% to £1,306m
–International Cards and Consumer Bank income increased 67% to £900m reflecting higher cards balances and improved margins, including the Gap portfolio acquisition in Q222
–Private Bank income increased 21% to £258m, reflecting client balance growth and improved margins
–Payments income increased 10% to £148m driven by merchant acquiring turnover growth
•Total operating expenses decreased 2% to £2,953m and increased 18% to £2,956m excluding litigation and conduct, reflecting continued investment in the business
–CIB total operating expenses decreased 2% to £2,199m. Operating expenses excluding litigation and conduct charges increased 15% to £2,202m driven by continued investment in talent and technology, and the impact of appreciation of average USD and inflation
–CC&P total operating expenses decreased 3% to £754m. Operating expenses excluding litigation and conduct charges increased 29% to £754m, driven by higher investment spend to support growth, mainly in marketing and partnership costs, including the Gap portfolio acquisition, and the impact of appreciation of average USD and inflation
•Credit impairment charges were £404m (Q122: £101m) reflecting higher balances and the continuing normalisation anticipated in US cards delinquencies
–CIB credit impairment charges of £33m (Q122: £33m net release) were driven by single name charges partially offset by the benefit of credit protection
–CC&P credit impairment charges increased to £371m (Q122: £134m), reflecting higher US cards balances, including the Gap portfolio, and the continuing normalisation anticipated in delinquencies. US cards 30 and 90 day arrears were 2.3% (Q122: 1.6%) and 1.2% (Q122: 0.8%) respectively. The US cards total coverage ratio was 8.9% (December 2022: 8.1%)
•RWAs increased to £255.1bn (December 2022: £254.8bn) mainly supporting increased client and trading activity within Global Markets, partially offset by strengthening of GBP against USD since December 2022
Head Office
•Loss before tax was £84m (Q122: £73m)
•Total income was an expense of £6m (Q122: £23m income) with hedge accounting gains offset by treasury items. The prior year included a one-off gain of £86m from the sale and leaseback of UK data centres
•Total operating expenses were £63m (Q122: £86m)
•RWAs were £8.8bn (December 2022: £8.6bn)

1On a comparable basis, period covering 2014-Q123. Pre 2014 data was not restated following re-segmentation in 2016.
2Data source: Dealogic for the period covering 1 January to 31 March 2023.

Barclays PLC	8

Group Finance Director's Review

Capital distributions
•Barclays paid the 2022 full year dividend of 5.0p on 31 March 2023 and completed the £0.5bn share buyback programme announced at FY22 results on 14 April 2023
•Barclays is committed to maintaining a balance between a strong capital position, delivering total cash returns to shareholders and investment in the business. Barclays pays a progressive ordinary dividend, taking into account these objectives and the earnings outlook of the Group. The Board will also continue to supplement the ordinary dividend as appropriate, including with share buybacks

Group capital and leverage
•The CET1 ratio decreased by c.30bps to 13.6% (December 2022: 13.9%) as RWAs increased by £1.9bn to £338.4bn and CET1 capital decreased by £0.9bn to £46.0bn:
–c.50bps increase from attributable profit generated in the quarter
–c.40bps aggregate decrease from expected capital impacts in Q123, including the £0.5bn share buyback announced at FY22 results, the impact of regulatory change on 1 January 2023 relating to IFRS 9 transitional relief, and the impact of the KMC acquisition
–c.20bps decrease as a result of a £5.2bn increase in RWAs primarily driven by increased client and trading activity within Global Markets
–c.20bps decrease primarily due to increased regulatory capital deductions and an accrual for the FY23 dividend
–A £4.0bn decrease in RWAs as a result of foreign exchange movements was broadly offset by a £0.5bn decrease in the currency translation reserve
•The UK leverage ratio decreased to 5.1% (December 2022: 5.3%) primarily due to a £38.9bn increase in leverage exposure and a £0.4bn decrease in Tier 1 capital. The UK leverage exposure increased to £1,168.9bn (December 2022: £1,130.0bn) largely due to an increase in securities financing transactions (SFT) client and trading activity within Global Markets
Group funding and liquidity
•The liquidity and funding position remains robust and strengthened further in Q123. The liquidity pool increased to £333.0bn (December 2022: £318.0bn) driven by growth in deposits and increased wholesale funding. The composition of the liquidity pool is conservative, with 82% held in cash and deposits with central banks and the remainder primarily held in high quality government bonds, materially held at fair value or hedged
•The strength of the funding and liquidity position is supported by a diverse and stable deposit franchise. Total deposits increased to £555.7bn (December 2022: £545.8bn)
•The liquidity coverage ratio remained significantly above the 100% regulatory requirement at 163% (December 2022: 165%), equivalent to a surplus of £122.0bn (December 2022: £116.4bn)
•Net Stable Funding Ratio (average of last four quarter ends) was 139% (December 2022: 137%), which represents a £166.7bn (December 2022: £155.6bn) surplus above 100% regulatory requirement
•Wholesale funding outstanding, excluding repurchase agreements, was £192.2bn (December 2022: £184.0bn)
•The Group issued £2.8bn equivalent of minimum requirement for own funds and eligible liabilities (MREL) instruments from Barclays PLC (the Parent company) in Q123. The Group has a strong MREL position with a ratio of 32.7%, which is in excess of the regulatory requirement of 29% plus a confidential, institution specific, Prudential Regulation Authority (PRA) buffer

Other matters
•KMC acquisition: further to the announcement in Q222, on 1 March 2023 Barclays completed the acquisition of UK specialist mortgage lender KMC, including a portfolio of mortgages totalling £2.2bn with an RWA impact of £0.8bn. The transaction broadens Barclays' existing mortgage product range by adding a leading UK specialist residential mortgage lender with an established track record in the UK market, further enhancing its product capabilities consistent with Barclays’ strategic priority to deliver next-generation, digitised consumer financial services

Anna Cross, Group Finance Director

Barclays PLC	9

Results by Business

Barclays UK	Three months ended
	31.03.23	31.03.22
Income statement information	£m	£m	% Change
Net interest income	1,618	1,339	21
Net fee, commission and other income	343	310	11
Total income	1,961	1,649	19
Operating costs	(1,092)	(998)	(9)
Litigation and conduct	(2)	(9)	78
Total operating expenses	(1,094)	(1,007)	(9)
Other net income	—	—
Profit before impairment	867	642	35
Credit impairment charges	(113)	(48)
Profit before tax	754	594	27
Attributable profit	515	396	30

Performance measures
Return on average allocated equity	14.8%	11.6%
Return on average allocated tangible equity	20.0%	15.6%
Average allocated equity	13.9	13.7
Average allocated tangible equity (£bn)	10.3	10.1
Cost: income ratio	56%	61%
Loan loss rate (bps)	20	9
Net interest margin	3.18%	2.62%

	As at 31.03.23	As at 31.12.22	As at 31.03.22
Balance sheet information	£bn	£bn	£bn
Loans and advances to customers at amortised cost	208.2	205.1	207.3
Total assets	308.6	313.2	317.2
Customer deposits at amortised cost	254.3	258.0	260.3
Loan: deposit ratio	90%	87%	85%
Risk weighted assets	74.6	73.1	72.7

Barclays PLC	10

Results by Business

Analysis of Barclays UK	Three months ended
	31.03.23	31.03.22
Analysis of total income	£m	£m	% Change
Personal Banking	1,253	1,022	23
Barclaycard Consumer UK	247	276	(11)
Business Banking	461	351	31
Total income	1,961	1,649	19

Analysis of credit impairment charges
Personal Banking	(28)	21
Barclaycard Consumer UK	(83)	(44)	(89)
Business Banking	(2)	(25)	92
Total credit impairment charges	(113)	(48)

	As at 31.03.23	As at 31.12.22	As at 31.03.22
Analysis of loans and advances to customers at amortised cost	£bn	£bn	£bn
Personal Banking	173.6	169.7	166.5
Barclaycard Consumer UK	9.0	9.2	8.4
Business Banking	25.6	26.2	32.4
Total loans and advances to customers at amortised cost	208.2	205.1	207.3

Analysis of customer deposits at amortised cost
Personal Banking	194.3	195.6	196.6
Barclaycard Consumer UK	—	—	—
Business Banking	60.0	62.4	63.7
Total customer deposits at amortised cost	254.3	258.0	260.3

Barclays PLC	11

Results by Business

Barclays International	Three months ended
	31.03.23	31.03.22
Income statement information	£m	£m	% Change
Net interest income	1,354	936	45
Net trading income	2,419	2,446	(1)
Net fee, commission and other income	1,509	1,442	5
Total income	5,282	4,824	9
Operating costs	(2,956)	(2,505)	(18)
Litigation and conduct	3	(513)
Total operating expenses	(2,953)	(3,018)	2
Other net income	3	8	(63)
Profit before impairment	2,332	1,814	29
Credit impairment charges	(404)	(101)
Profit before tax	1,928	1,713	13
Attributable profit	1,348	1,300	4

Performance measures
Return on average allocated equity	14.2%	14.4%
Return on average allocated tangible equity	14.5%	14.8%
Average tangible equity	38.1	36.0
Average allocated tangible equity (£bn)	37.1	35.1
Cost: income ratio	56%	63%
Loan loss rate (bps)	94	28
Net interest margin	5.87%	4.15%

	As at 31.03.23	As at 31.12.22	As at 31.03.22
Balance sheet information	£bn	£bn	£bn
Loans and advances to customers at amortised cost	131.0	133.7	113.9
Loans and advances to banks at amortised cost	9.8	8.7	10.2
Debt securities at amortised cost	30.8	27.2	20.7
Loans and advances at amortised cost	171.6	169.6	144.8
Trading portfolio assets	137.7	133.8	134.1
Derivative financial instrument assets	256.6	301.7	288.8
Financial assets at fair value through the income statement	245.0	210.5	203.8
Cash collateral and settlement balances	125.5	107.7	132.0
Other assets	275.0	258.0	255.5
Total assets	1,211.4	1,181.3	1,159.0
Deposits at amortised cost	301.6	287.6	286.1
Derivative financial instrument liabilities	246.7	288.9	277.2
Loan: deposit ratio	57%	59%	51%
Risk weighted assets	255.1	254.8	245.1

Barclays PLC	12

Results by Business

Analysis of Barclays International
Corporate and Investment Bank	Three months ended
	31.03.23	31.03.22
Income statement information	£m	£m	% Change
Net interest income	465	385	21
Net trading income	2,437	2,450	(1)
Net fee, commission and other income	1,074	1,103	(3)
Total income	3,976	3,938	1
Operating costs	(2,202)	(1,921)	(15)
Litigation and conduct	3	(318)
Total operating expenses	(2,199)	(2,239)	2
Other net income	—	—
Profit before impairment	1,777	1,699	5
Credit impairment (charges)/releases	(33)	33
Profit before tax	1,744	1,732	1
Attributable profit	1,209	1,316	(8)

Performance measures
Return on average allocated equity	15.2%	17.1%
Return on average allocated tangible equity	15.2%	17.1%
Average allocated equity	31.8	30.8
Average allocated tangible equity (£bn)	31.8	30.8
Cost: income ratio	55%	57%
Loan loss rate (bps)	10	(12)

	As at 31.03.23	As at 31.12.22	As at 31.03.22
Balance sheet information	£bn	£bn	£bn
Loans and advances to customers at amortised cost	89.2	90.5	79.5
Loans and advances to banks at amortised cost	9.2	8.1	9.4
Debt securities at amortised cost	30.7	27.2	20.7
Loans and advances at amortised cost	129.1	125.8	109.6
Trading portfolio assets	137.6	133.7	134.0
Derivative financial instrument assets	256.5	301.6	288.7
Financial assets at fair value through the income statement	244.9	210.5	203.8
Cash collateral and settlement balances	124.7	106.9	131.2
Other assets	230.3	222.6	222.5
Total assets	1,123.1	1,101.1	1,089.8
Deposits at amortised cost	221.0	205.8	214.7
Derivative financial instrument liabilities	246.7	288.9	277.1
Risk weighted assets	216.8	215.9	213.5

	Three months ended
	31.03.23	31.03.22
Analysis of total income	£m	£m	% Change
FICC	1,788	1,644	9
Equities	704	1,052	(33)
Global Markets	2,492	2,696	(8)
Advisory	212	185	15
Equity capital markets	50	47	6
Debt capital markets	341	416	(18)
Investment Banking fees	603	648	(7)
Corporate lending	95	125	(24)
Transaction banking	786	469	68
Corporate	881	594	48
Total income	3,976	3,938	1

Barclays PLC	13

Results by Business

Analysis of Barclays International
Consumer, Cards and Payments	Three months ended
	31.03.23	31.03.22
Income statement information	£m	£m	% Change
Net interest income	889	551	61
Net fee, commission, trading and other income	417	335	24
Total income	1,306	886	47
Operating costs	(754)	(584)	(29)
Litigation and conduct	—	(195)
Total operating expenses	(754)	(779)	3
Other net income	3	8	(63)
Profit before impairment	555	115
Credit impairment charges	(371)	(134)
Profit/(loss) before tax	184	(19)
Attributable profit/(loss)	139	(16)

Performance measures
Return on average allocated equity	8.9%	(1.2)%
Return on average allocated tangible equity	10.5%	(1.5)%
Average allocated equity	6.3	5.2
Average allocated tangible equity (£bn)	5.3	4.3
Cost: income ratio	58%	88%
Loan loss rate (bps)	332	145

	As at 31.03.23	As at 31.12.22	As at 31.03.22
Balance sheet information	£bn	£bn	£bn
Loans and advances to customers at amortised cost	41.8	43.2	34.4
Total assets	88.3	80.2	69.2
Deposits at amortised cost	80.6	81.8	71.4
Risk weighted assets	38.2	38.9	31.6

	Three months ended
	31.03.23	31.03.22
Analysis of total income	£m	£m	% Change
International Cards and Consumer Bank	900	538	67
Private Bank	258	214	21
Payments	148	134	10
Total income	1,306	886	47

Barclays PLC	14

Results by Business

Head Office	Three months ended
	31.03.23	31.03.22
Income statement information	£m	£m	% Change
Net interest income	81	66	23
Net fee, commission and other income	(87)	(43)
Total income	(6)	23
Operating costs	(63)	(85)	26
Litigation and conduct	—	(1)
Total operating expenses	(63)	(86)	27
Other net expenses	(8)	(18)	56
Loss before impairment	(77)	(81)	5
Credit impairment (charges)/releases	(7)	8
Loss before tax	(84)	(73)	(15)
Attributable loss	(80)	(292)	73

Performance measures
Average allocated equity (£bn)	3.9	7.2
Average allocated tangible equity (£bn)	0.2	3.6

	As at 31.03.23	As at 31.12.22	As at 31.03.22
Balance sheet information	£bn	£bn	£bn
Total assets	19.1	19.2	19.9
Risk weighted assets	8.8	8.6	11.0

Barclays PLC	15

Quarterly Results Summary

Barclays Group
	Q123	Q422	Q322	Q222	Q122	Q421[1]	Q321[1]	Q221[1]
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	3,053	2,741	3,068	2,422	2,341	2,230	1,940	2,052
Net fee, commission and other income	4,184	3,060	2,883	4,286	4,155	2,930	3,525	3,363
Total income	7,237	5,801	5,951	6,708	6,496	5,160	5,465	5,415
Operating costs	(4,111)	(3,748)	(3,939)	(3,682)	(3,588)	(3,514)	(3,446)	(3,587)
UK bank levy	—	(176)	—	—	—	(170)	—	—
Litigation and conduct	1	(79)	339	(1,334)	(523)	(92)	(129)	(143)
Total operating expenses	(4,110)	(4,003)	(3,600)	(5,016)	(4,111)	(3,776)	(3,575)	(3,730)
Other net (expenses)/income	(5)	10	(1)	7	(10)	13	94	21
Profit before impairment	3,122	1,808	2,350	1,699	2,375	1,397	1,984	1,706
Credit impairment (charges)/releases	(524)	(498)	(381)	(200)	(141)	31	(120)	797
Profit before tax	2,598	1,310	1,969	1,499	2,234	1,428	1,864	2,503
Tax (charge)/credit	(561)	33	(249)	(209)	(614)	(104)	(292)	(246)
Profit after tax	2,037	1,343	1,720	1,290	1,620	1,324	1,572	2,257
Non-controlling interests	(8)	(22)	(2)	(20)	(1)	(27)	(1)	(15)
Other equity instrument holders	(246)	(285)	(206)	(199)	(215)	(218)	(197)	(194)
Attributable profit	1,783	1,036	1,512	1,071	1,404	1,079	1,374	2,048

Performance measures
Return on average shareholders' equity	12.8%	7.5%	10.6%	7.5%	9.9%	7.7%	9.7%	15.1%
Return on average tangible shareholders' equity	15.0%	8.9%	12.5%	8.7%	11.5%	9.0%	11.4%	17.6%
Average shareholders' equity	55.9	54.9	56.8	57.1	56.9	56.2	56.5	54.4
Average tangible shareholders' equity (£bn)	47.6	46.7	48.6	49.0	48.8	48.0	48.3	46.5
Cost: income ratio	57%	69%	60%	75%	63%	73%	65%	69%
Loan loss rate (bps)	52	49	36	20	15	(3)	13	(90)
Basic earnings per share	11.3p	6.5p	9.4p	6.4p	8.4p	6.4p	8.0p	11.9p
Basic weighted average number of shares (m)	15,770	15,828	16,148	16,684	16,682	16,985	17,062	17,140
Period end number of shares (m)	15,701	15,871	15,888	16,531	16,762	16,752	16,851	16,998

Balance sheet and capital management[2]	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	343.6	343.3	346.3	337.2	325.8	319.9	313.5	309.2
Loans and advances to banks at amortised cost	11.0	10.0	12.5	12.5	11.4	9.7	10.6	11.0
Debt securities at amortised cost	48.9	45.5	54.8	46.1	34.5	31.8	28.9	28.3
Loans and advances at amortised cost	403.5	398.8	413.7	395.8	371.7	361.5	353.0	348.5
Loans and advances at amortised cost impairment coverage ratio	1.4%	1.4%	1.4%	1.4%	1.5%	1.6%	1.7%	1.8%
Total assets	1,539.1	1,513.7	1,726.9	1,589.2	1,496.1	1,384.3	1,406.5	1,376.3
Deposits at amortised cost	555.7	545.8	574.4	568.7	546.5	519.4	510.2	500.9
Net asset value per share	356p	347p	338p	346p	342p	339p	334p	328p
Tangible net asset value per share	301p	295p	286p	297p	294p	291p	286p	280p
Common equity tier 1 ratio	13.6%	13.9%	13.8%	13.6%	13.8%	15.1%	15.3%	15.0%
Common equity tier 1 capital	46.0	46.9	48.6	46.7	45.3	47.3	47.2	46.2
Risk weighted assets	338.4	336.5	350.8	344.5	328.8	314.1	307.7	307.4
UK leverage ratio	5.1%	5.3%	5.0%	5.1%	5.0%	5.2%	5.1%	5.0%
UK leverage exposure	1,168.9	1,130.0	1,232.1	1,151.2	1,123.5	1,137.9	1,162.7	1,154.9
Average UK leverage ratio	4.8%	4.8%	4.8%	4.7%	4.8%	4.9%	4.9%	4.8%
Average UK leverage exposure	1,251.3	1,281.0	1,259.6	1,233.5	1,179.4	1,229.0	1,201.1	1,192.7

Funding and liquidity
Group liquidity pool (£bn)	333.0	318.0	325.8	342.5	319.8	291.0	292.8	290.8
Liquidity coverage ratio	163%	165%	151%	156%	159%	168%	161%	162%
Net stable funding ratio[3]	139%	137%
Loan: deposit ratio	73%	73%	72%	70%	68%	70%	69%	70%

1The comparative capital and financial metrics relating to Q221 - Q421 have been restated to reflect the impact of the Over-issuance of Securities.
2Refer to pages 31 to 36 for further information on how capital, RWAs and leverage are calculated.
3Represents average of the last four spot quarter end positions.

Barclays PLC	16

Quarterly Results by Business

Barclays UK
	Q123	Q422	Q322	Q222	Q122	Q421	Q321	Q221
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	1,618	1,600	1,561	1,393	1,339	1,313	1,303	1,305
Net fee, commission and other income	343	370	355	331	310	386	335	318
Total income	1,961	1,970	1,916	1,724	1,649	1,699	1,638	1,623
Operating costs	(1,092)	(1,108)	(1,069)	(1,085)	(998)	(1,202)	(1,041)	(1,078)
UK bank levy	—	(26)	—	—	—	(36)	—	—
Litigation and conduct	(2)	(13)	(3)	(16)	(9)	(5)	(10)	(19)
Total operating expenses	(1,094)	(1,147)	(1,072)	(1,101)	(1,007)	(1,243)	(1,051)	(1,097)
Other net income/(expenses)	—	1	(1)	—	—	(1)	1	—
Profit before impairment	867	824	843	623	642	455	588	526
Credit impairment (charges)/releases	(113)	(157)	(81)	—	(48)	59	(137)	520
Profit before tax	754	667	762	623	594	514	451	1,046
Attributable profit	515	474	549	458	396	420	317	721

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	208.2	205.1	205.1	205.9	207.3	208.8	208.6	207.8
Total assets	308.6	313.2	316.8	318.8	317.2	321.2	312.1	311.2
Customer deposits at amortised cost	254.3	258.0	261.0	261.5	260.3	260.6	256.8	255.5
Loan: deposit ratio	90%	87%	86%	85%	85%	85%	86%	87%
Risk weighted assets	74.6	73.1	73.2	72.2	72.7	72.3	73.2	72.2

Performance measures
Return on average allocated equity	14.8%	13.9%	16.3%	13.5%	11.6%	12.4%	9.4%	21.4%
Return on average allocated tangible equity	20.0%	18.7%	22.1%	18.4%	15.6%	16.8%	12.7%	29.1%
Average allocated equity	13.9	13.7	13.5	13.6	13.7	13.6	13.5	13.5
Average allocated tangible equity (£bn)	10.3	10.2	9.9	10.0	10.1	10.0	10.0	9.9
Cost: income ratio	56%	58%	56%	64%	61%	73%	64%	68%
Loan loss rate (bps)	20	27	14	—	9	(10)	24	(93)
Net interest margin	3.18%	3.10%	3.01%	2.71%	2.62%	2.49%	2.49%	2.55%

Barclays PLC	17

Quarterly Results by Business

Analysis of Barclays UK	Q123	Q422	Q322	Q222	Q122	Q421	Q321	Q221
Analysis of total income	£m	£m	£m	£m	£m	£m	£m	£m
Personal Banking	1,253	1,229	1,212	1,077	1,022	983	990	987
Barclaycard Consumer UK	247	269	283	265	276	352	293	290
Business Banking	461	472	421	382	351	364	355	346
Total income	1,961	1,970	1,916	1,724	1,649	1,699	1,638	1,623

Analysis of credit impairment (charges)/releases
Personal Banking	(28)	(120)	(26)	(42)	21	8	(30)	72
Barclaycard Consumer UK	(83)	(12)	2	84	(44)	114	(108)	434
Business Banking	(2)	(25)	(57)	(42)	(25)	(63)	1	14
Total credit impairment (charges)/releases	(113)	(157)	(81)	—	(48)	59	(137)	520

Analysis of loans and advances to customers at amortised cost	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Personal Banking	173.6	169.7	168.7	167.1	166.5	165.4	164.6	162.4
Barclaycard Consumer UK	9.0	9.2	9.0	8.8	8.4	8.7	8.6	8.8
Business Banking	25.6	26.2	27.4	30.0	32.4	34.7	35.4	36.6
Total loans and advances to customers at amortised cost	208.2	205.1	205.1	205.9	207.3	208.8	208.6	207.8

Analysis of customer deposits at amortised cost
Personal Banking	194.3	195.6	197.3	197.0	196.6	196.4	193.3	191.0
Barclaycard Consumer UK	—	—	—	—	—	—	—	0.1
Business Banking	60.0	62.4	63.7	64.5	63.7	64.2	63.5	64.4
Total customer deposits at amortised cost	254.3	258.0	261.0	261.5	260.3	260.6	256.8	255.5

Barclays PLC	18

Quarterly Results by Business

Barclays International
	Q123	Q422	Q322	Q222	Q122	Q421[1]	Q321[1]	Q221[1]
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	1,354	1,465	1,497	1,029	936	955	749	811
Net trading income	2,419	1,169	1,328	2,766	2,446	789	1,515	1,455
Net fee, commission and other income	1,509	1,228	1,240	1,321	1,442	1,766	1,673	1,553
Total income	5,282	3,862	4,065	5,116	4,824	3,510	3,937	3,819
Operating costs	(2,956)	(2,543)	(2,776)	(2,537)	(2,505)	(2,160)	(2,310)	(2,168)
UK bank levy	—	(133)	—	—	—	(134)	—	—
Litigation and conduct	3	(67)	396	(1,319)	(513)	(84)	(100)	(140)
Total operating expenses	(2,953)	(2,743)	(2,380)	(3,856)	(3,018)	(2,378)	(2,410)	(2,308)
Other net income	3	5	10	5	8	3	15	13
Profit before impairment	2,332	1,124	1,695	1,265	1,814	1,135	1,542	1,524
Credit impairment (charges)/releases	(404)	(328)	(295)	(209)	(101)	(23)	18	271
Profit before tax	1,928	796	1,400	1,056	1,713	1,112	1,560	1,795
Attributable profit	1,348	625	1,136	783	1,300	818	1,191	1,207

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	131.0	133.7	137.0	126.7	113.9	106.4	99.9	96.3
Loans and advances to banks at amortised cost	9.8	8.7	11.0	11.3	10.2	8.4	9.4	9.9
Debt securities at amortised cost	30.8	27.2	36.2	29.3	20.7	19.0	16.6	15.7
Loans and advances at amortised cost	171.6	169.6	184.2	167.3	144.8	133.8	125.9	121.9
Trading portfolio assets	137.7	133.8	126.3	126.9	134.1	146.9	144.8	147.1
Derivative financial instrument assets	256.6	301.7	415.7	343.5	288.8	261.5	257.0	255.4
Financial assets at fair value through the income statement	245.0	210.5	244.7	209.3	203.8	188.2	200.5	190.4
Cash collateral and settlement balances	125.5	107.7	163.3	128.5	132.0	88.1	115.9	108.5
Other assets	275.0	258.0	257.2	275.1	255.5	225.6	231.8	223.5
Total assets	1,211.4	1,181.3	1,391.4	1,250.6	1,159.0	1,044.1	1,075.9	1,046.8
Deposits at amortised cost	301.6	287.6	313.2	307.4	286.1	258.8	253.3	245.4
Derivative financial instrument liabilities	246.7	288.9	394.2	321.2	277.2	256.4	252.3	246.9
Loan: deposit ratio	57%	59%	59%	54%	51%	52%	50%	50%
Risk weighted assets	255.1	254.8	269.3	263.8	245.1	230.9	222.7	223.2

Performance measures
Return on average allocated equity	14.2%	6.3%	11.3%	8.2%	14.4%	9.7%	14.5%	14.6%
Return on average allocated tangible equity	14.5%	6.4%	11.6%	8.4%	14.8%	9.9%	14.9%	14.9%
Average allocated equity (£bn)	38.1	39.9	40.1	38.2	36.0	33.8	32.8	33.0
Average allocated tangible equity (£bn)	37.1	38.9	39.1	37.3	35.1	32.9	31.8	32.4
Cost: income ratio	56%	71%	59%	75%	63%	68%	61%	60%
Loan loss rate (bps)	94	75	62	49	28	7	(6)	(87)
Net interest margin	5.87%	5.71%	5.58%	4.52%	4.15%	4.14%	4.02%	3.96%

1The comparative capital and financial metrics relating to Q221 - Q421 have been restated to reflect the impact of the Over-issuance of Securities.

Barclays PLC	19

Quarterly Results by Business

Analysis of Barclays International

Corporate and Investment Bank	Q123	Q422	Q322	Q222	Q122	Q421[1]	Q321[1]	Q221[1]
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	465	548	606	410	385	432	279	370
Net trading income	2,437	1,201	1,344	2,738	2,450	774	1,467	1,494
Net fee, commission and other income	1,074	827	871	885	1,103	1,426	1,383	1,115
Total income	3,976	2,576	2,821	4,033	3,938	2,632	3,129	2,979
Operating costs	(2,202)	(1,796)	(2,043)	(1,870)	(1,921)	(1,562)	(1,747)	(1,623)
UK bank levy	—	(126)	—	—	—	(128)	—	—
Litigation and conduct	3	(55)	498	(1,314)	(318)	(59)	(99)	(78)
Total operating expenses	(2,199)	(1,977)	(1,545)	(3,184)	(2,239)	(1,749)	(1,846)	(1,701)
Other net income	—	2	—	—	—	1	—	—
Profit before impairment	1,777	601	1,276	849	1,699	884	1,283	1,278
Credit impairment (charges)/releases	(33)	(41)	(46)	(65)	33	73	128	229
Profit before tax	1,744	560	1,230	784	1,732	957	1,411	1,507
Attributable profit	1,209	454	1,015	579	1,316	695	1,085	989

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	89.2	90.5	93.6	86.5	79.5	73.4	68.3	66.3
Loans and advances to banks at amortised cost	9.2	8.1	10.2	10.0	9.4	7.6	8.9	9.0
Debt securities at amortised cost	30.7	27.2	36.2	29.3	20.7	19.0	16.6	15.7
Loans and advances at amortised cost	129.1	125.8	140.0	125.8	109.6	100.0	93.8	91.0
Trading portfolio assets	137.6	133.7	126.1	126.7	134.0	146.7	144.7	147.0
Derivative financial instruments assets	256.5	301.6	415.5	343.4	288.7	261.5	256.9	255.3
Financial assets at fair value through the income statement	244.9	210.5	244.6	209.2	203.8	188.1	200.4	190.3
Cash collateral and settlement balances	124.7	106.9	162.6	127.7	131.2	87.2	115.1	107.7
Other assets	230.3	222.6	220.6	237.2	222.5	195.8	200.4	192.5
Total assets	1,123.1	1,101.1	1,309.4	1,170.0	1,089.8	979.3	1,011.3	983.8
Deposits at amortised cost	221.0	205.8	229.5	229.5	214.7	189.4	185.8	178.2
Derivative financial instrument liabilities	246.7	288.9	394.2	321.2	277.1	256.4	252.2	246.8
Risk weighted assets	216.8	215.9	230.6	227.6	213.5	200.7	192.5	194.3

Performance measures
Return on average allocated equity	15.2%	5.4%	11.9%	7.1%	17.1%	9.7%	15.6%	13.9%
Return on average allocated tangible equity	15.2%	5.4%	11.9%	7.1%	17.1%	9.7%	15.6%	14.0%
Average allocated equity (£bn)	31.8	33.7	34.0	32.7	30.8	28.7	27.8	28.4
Average allocated tangible equity (£bn)	31.8	33.7	34.0	32.7	30.8	28.7	27.8	28.4
Cost: income ratio	55%	77%	55%	79%	57%	66%	59%	57%
Loan loss rate (bps)	10	13	13	20	(12)	(29)	(54)	(100)

Analysis of total income	£m	£m	£m	£m	£m	£m	£m	£m
FICC	1,788	976	1,546	1,529	1,644	546	803	895
Equities	704	440	246	1,411	1,052	501	757	777
Global Markets	2,492	1,416	1,792	2,940	2,696	1,047	1,560	1,672
Advisory	212	197	150	236	185	287	253	218
Equity capital markets	50	40	42	37	47	158	186	226
Debt capital markets	341	243	341	281	416	511	532	429
Investment Banking fees	603	480	533	554	648	956	971	873
Corporate lending	95	(128)	(181)	(47)	125	176	168	38
Transaction banking	786	808	677	586	469	453	430	396
Corporate	881	680	496	539	594	629	598	434
Total income	3,976	2,576	2,821	4,033	3,938	2,632	3,129	2,979
1The comparative capital and financial metrics relating to Q221 - Q421 have been restated to reflect the impact of the Over-issuance of Securities.

Barclays PLC	20

Quarterly Results by Business

Analysis of Barclays International

Consumer, Cards and Payments	Q123	Q422	Q322	Q222	Q122	Q421	Q321	Q221
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	889	918	891	619	551	522	471	441
Net fee, commission, trading and other income	417	368	353	464	335	356	337	399
Total income	1,306	1,286	1,244	1,083	886	878	808	840
Operating costs	(754)	(747)	(733)	(667)	(584)	(598)	(563)	(545)
UK bank levy	—	(7)	—	—	—	(6)	—	—
Litigation and conduct	—	(12)	(102)	(5)	(195)	(25)	(1)	(62)
Total operating expenses	(754)	(766)	(835)	(672)	(779)	(629)	(564)	(607)
Other net income	3	3	10	5	8	2	15	13
Profit before impairment	555	523	419	416	115	251	259	246
Credit impairment (charges)/releases	(371)	(287)	(249)	(144)	(134)	(96)	(110)	42
Profit/(loss) before tax	184	236	170	272	(19)	155	149	288
Attributable profit/(loss)	139	171	121	204	(16)	123	106	218

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	41.8	43.2	43.4	40.2	34.4	33.0	31.6	30.0
Total assets	88.3	80.2	82.0	80.6	69.2	64.8	64.6	63.0
Deposits at amortised cost	80.6	81.8	83.7	77.9	71.4	69.4	67.5	67.2
Risk weighted assets	38.2	38.9	38.7	36.2	31.6	30.2	30.2	29.0

Performance measures
Return on average allocated equity	8.9%	11.0%	7.9%	14.8%	(1.2)%	9.7%	8.6%	19.1%
Return on average allocated tangible equity	10.5%	13.0%	9.5%	17.8%	(1.5)%	11.7%	10.5%	21.8%
Average allocated equity (£bn)	6.3	6.2	6.1	5.5	5.2	5.1	4.9	4.6
Average allocated tangible equity (£bn)	5.3	5.2	5.1	4.6	4.3	4.2	4.0	4.0
Cost: income ratio	58%	60%	67%	62%	88%	72%	70%	72%
Loan loss rate (bps)	332	245	211	132	145	105	127	(49)

Analysis of total income	£m	£m	£m	£m	£m	£m	£m	£m
International Cards and Consumer Bank	900	860	824	691	538	552	490	517
Private Bank	258	285	270	245	214	200	188	214
Payments	148	141	150	147	134	126	130	109
Total income	1,306	1,286	1,244	1,083	886	878	808	840

Barclays PLC	21

Quarterly Results by Business

Head Office
	Q123	Q422	Q322	Q222	Q122	Q421	Q321	Q221
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	81	(324)	10	—	66	(38)	(112)	(64)
Net fee, commission and other income	(87)	293	(40)	(132)	(43)	(11)	2	37
Total income	(6)	(31)	(30)	(132)	23	(49)	(110)	(27)
Operating costs	(63)	(97)	(94)	(60)	(85)	(152)	(95)	(341)
UK bank levy	—	(17)	—	—	—	—	—	—
Litigation and conduct	—	1	(54)	1	(1)	(3)	(19)	16
Total operating expenses	(63)	(113)	(148)	(59)	(86)	(155)	(114)	(325)
Other net (expenses)/income	(8)	4	(10)	2	(18)	11	78	8
Loss before impairment	(77)	(140)	(188)	(189)	(81)	(193)	(146)	(344)
Credit impairment (charges)/releases	(7)	(13)	(5)	9	8	(5)	(1)	6
Loss before tax	(84)	(153)	(193)	(180)	(73)	(198)	(147)	(338)
Attributable (loss)/profit	(80)	(63)	(173)	(170)	(292)	(159)	(134)	120

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Total assets	19.1	19.2	18.7	19.8	19.9	19.0	18.5	18.3
Risk weighted assets[1]	8.8	8.6	8.2	8.6	11.0	11.0	11.8	12.0

Performance measures[1]
Average allocated equity (£bn)	3.9	1.3	3.2	5.3	7.2	8.8	10.2	7.9
Average allocated tangible equity (£bn)	0.2	(2.4)	(0.4)	1.7	3.6	5.1	6.5	4.2

1The comparative capital and financial metrics relating to Q221 - Q421 have been restated to reflect the impact of the Over-issuance of Securities.

Barclays PLC	22

Performance Management

Margins and balances
	Three months ended 31.03.23			Three months ended 31.03.22
	Net interest income	Average customer assets	Net interest margin	Net interest income	Average customer assets	Net interest margin
	£m	£m	%	£m	£m	%
Barclays UK	1,618	206,241	3.18	1,339	207,607	2.62
Corporate and Investment Bank[1]	551	56,612	3.95	316	50,798	2.52
Consumer, Cards and Payments	889	42,840	8.42	551	34,040	6.56
Barclays International[1]	1,440	99,452	5.87	867	84,838	4.15
Total Barclays UK and Barclays International	3,058	305,693	4.06	2,206	292,445	3.06
Other[2]	(5)			135
Total Barclays Group	3,053			2,341
1CIB and Barclays International margins include the lending related investment bank business.
2Other includes Head Office and the non-lending related investment bank businesses not included in Barclays International margins.
The Barclays UK and Barclays International NIM has increased 100bps from 3.06% in Q122 to 4.06% in Q123, driven by the higher interest rate environment and continued structural hedge income momentum across the Group, higher balances in CC&P including the Gap portfolio acquisition, partially offset by Mortgage margin compression and lower interest-earning lending in UK Cards.
The Group’s combined product and equity structural hedge notional amount as at 31 March 2023 was £260bn (31 March 2022: £238bn), with an average duration of close to 2.5 years (2022: average duration close to 3 years). Gross structural hedge contributions of £773m (Q122: £378m) and net structural hedge contributions of £(1,709)m (Q122: £141m) are included in Group net interest income. Gross structural hedge contributions represent the absolute level of interest earned from the fixed receipts on swaps in the structural hedge, while the net structural hedge contributions represent the net interest earned on the difference between the structural hedge rate and prevailing floating rates.

Quarterly analysis for Barclays UK and Barclays International	Net interest income	Average customer assets	Net interest margin
Three months ended 31.12.22	£m	£m	%
Barclays UK	1,600	204,941	3.10
Corporate and Investment Bank	556	59,146	3.73
Consumer, Cards and Payments	918	43,319	8.40
Barclays International[1]	1,474	102,465	5.71
Total Barclays UK and Barclays International	3,074	307,406	3.97

Three months ended 30.09.22
Barclays UK	1,561	205,881	3.01
Corporate and Investment Bank	529	58,891	3.56
Consumer, Cards and Payments	891	42,019	8.41
Barclays International[1]	1,420	100,910	5.58
Total Barclays UK and Barclays International	2,981	306,791	3.85

Three months ended 30.06.22
Barclays UK	1,393	205,834	2.71
Corporate and Investment Bank	397	55,181	2.88
Consumer, Cards and Payments	619	37,190	6.68
Barclays International[1]	1,016	92,371	4.41
Total Barclays UK and Barclays International	2,409	298,205	3.24

Three months ended 31.03.22
Barclays UK	1,339	207,607	2.62
Corporate and Investment Bank	316	50,798	2.52
Consumer, Cards and Payments	551	34,040	6.56
Barclays International[1]	867	84,838	4.15
Total Barclays UK and Barclays International	2,206	292,445	3.06
1CIB and Barclays International margins include the lending related investment bank business.

Barclays PLC	23

Credit Risk
Loans and advances at amortised cost by stage
The table below presents a stage allocation and business segment analysis of loans and advances at amortised cost by gross exposure, impairment allowance, impairment charge and coverage ratio as at 31 March 2023. Also included are stage allocation of off-balance sheet loan commitments and financial guarantee contracts by gross exposure, impairment allowance and coverage as at 31 March 2023.
Impairment allowance under IFRS 9 considers both the drawn and the undrawn counterparty exposure. For retail portfolios, the total impairment allowance is allocated to gross loans and advances to the extent allowance does not exceed the drawn exposure and any excess is reported on the liabilities side of the balance sheet as a provision. For wholesale portfolios, impairment allowance on undrawn exposure is reported on the liability side of the balance sheet as a provision.

	Gross exposure				Impairment allowance				Net exposure
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
As at 31.03.23	£m	£m	£m	£m	£m	£m	£m	£m	£m
Barclays UK	163,313	25,272	2,453	191,038	272	729	489	1,490	189,548
Barclays International	32,359	4,615	1,855	38,829	373	1,243	1,065	2,681	36,148
Head Office	3,435	281	577	4,293	3	26	324	353	3,940
Total Barclays Group retail	199,107	30,168	4,885	234,160	648	1,998	1,878	4,524	229,636
Barclays UK	34,603	3,086	790	38,479	74	110	91	275	38,204
Barclays International	122,198	12,971	1,232	136,401	279	240	401	920	135,481
Head Office	227	—	17	244	—	—	17	17	227
Total Barclays Group wholesale[1]	157,028	16,057	2,039	175,124	353	350	509	1,212	173,912
Total loans and advances at amortised cost	356,135	46,225	6,924	409,284	1,001	2,348	2,387	5,736	403,548
Off-balance sheet loan commitments and financial guarantee contracts[2]	368,634	26,320	1,175	396,129	225	307	22	554	395,575
Total[3]	724,769	72,545	8,099	805,413	1,226	2,655	2,409	6,290	799,123

	As at 31.03.23				Three months ended 31.03.23
	Coverage ratio				Loan impairment charge/(release) and loan loss rate
	Stage 1	Stage 2	Stage 3	Total	Loan impairment charge/(release)		Loan loss rate
	%	%	%	%	£m		bps
Barclays UK	0.2	2.9	19.9	0.8		147		31
Barclays International	1.2	26.9	57.4	6.9		368		384
Head Office	0.1	9.3	56.2	8.2		7		66
Total Barclays Group retail	0.3	6.6	38.4	1.9		522		90
Barclays UK	0.2	3.6	11.5	0.7		(41)
Barclays International	0.2	1.9	32.5	0.7		61		18
Head Office	—	—	100.0	7.0		—
Total Barclays Group wholesale[1]	0.2	2.2	25.0	0.7		20		5
Total loans and advances at amortised cost	0.3	5.1	34.5	1.4		542		54
Off-balance sheet loan commitments and financial guarantee contracts[2]	0.1	1.2	1.9	0.1		(16)
Other financial assets subject to impairment[3]						(2)
Total[4]	0.2	3.7	29.7	0.8		524
1Includes Wealth UK and Private Banking exposures measured on an individual customer exposure basis and excludes Business Banking exposures, including lending under the government backed Bounce Back Loan Scheme (BBLS) of £6bn that are managed on a collective basis and reported within Barclays UK Retail. The net impact is a difference in total exposure of £3.4bn of balances reported as wholesale loans on page 26 in the Loans and advances at amortised cost by product disclosure.
2Excludes loan commitments and financial guarantees of £12.4bn carried at fair value.
3Other financial assets subject to impairment not included in the table above include cash collateral and settlement balances, financial assets at fair value through other comprehensive income and other assets. These have a total gross exposure of £197.8bn and impairment allowance of £151m. This comprises £10m ECL on £196.2bn Stage 1 assets, £8m on £1.4bn Stage 2 fair value through other comprehensive income assets, cash collateral and settlement balances and £133m on £146m Stage 3 other assets.
4The annualised loan loss rate is 52bps after applying the total impairment charge of £524m.

Barclays PLC	24

Credit Risk

	Gross exposure				Impairment allowance				Net exposure
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
As at 31.12.22	£m	£m	£m	£m	£m	£m	£m	£m	£m
Barclays UK	160,424	24,837	2,711	187,972	232	718	485	1,435	186,537
Barclays International	33,735	4,399	1,793	39,927	392	1,200	949	2,541	37,386
Head Office	3,644	252	661	4,557	3	24	359	386	4,171
Total Barclays Group retail	197,803	29,488	5,165	232,456	627	1,942	1,793	4,362	228,094
Barclays UK	34,858	2,954	805	38,617	129	109	96	334	38,283
Barclays International	117,692	14,298	1,098	133,088	301	265	312	878	132,210
Head Office	192	—	18	210	—	—	18	18	192
Total Barclays Group wholesale[1]	152,742	17,252	1,921	171,915	430	374	426	1,230	170,685
Total loans and advances at amortised cost	350,545	46,740	7,086	404,371	1,057	2,316	2,219	5,592	398,779
Off-balance sheet loan commitments and financial guarantee contracts[2]	372,945	30,694	1,180	404,819	245	315	23	583	404,236
Total[3]	723,490	77,434	8,266	809,190	1,302	2,631	2,242	6,175	803,015

	As at 31.12.22				Year ended 31.12.22
	Coverage ratio				Loan impairment charge/(release) and loan loss rate
	Stage 1	Stage 2	Stage 3	Total	Loan impairment charge/(release)		Loan loss rate
	%	%	%	%	£m		bps
Barclays UK	0.1	2.9	17.9	0.8		169		9
Barclays International	1.2	27.3	52.9	6.4		763		191
Head Office	0.1	9.5	54.3	8.5		—
Total Barclays Group retail	0.3	6.6	34.7	1.9		932		40
Barclays UK	0.4	3.7	11.9	0.9		106		27
Barclays International	0.3	1.9	28.4	0.7		127		10
Head Office	—	—	100.0	8.6		—
Total Barclays Group wholesale[1]	0.3	2.2	22.2	0.7		233		14
Total loans and advances at amortised cost	0.3	5.0	31.3	1.4		1,165		29
Off-balance sheet loan commitments and financial guarantee contracts[2]	0.1	1.0	1.9	0.1		18
Other financial assets subject to impairment[3]						37
Total[4]	0.2	3.4	27.1	0.8		1,220
1Includes Wealth UK and Private Banking exposures measured on an individual customer exposure basis and excludes Business Banking exposures, including lending under the government backed Bounce Back Loan Scheme (BBLS) of £6.6bn that are managed on a collective basis and reported within Barclays UK Retail. The net impact is a difference in total exposure of £3.8bn of balances reported as wholesale loans on page 26 in the Loans and advances at amortised cost by product disclosure.
2Excludes loan commitments and financial guarantees of £14.9bn carried at fair value.
3Other financial assets subject to impairment not included in the table above include cash collateral and settlement balances, financial assets at fair value through other comprehensive income and other assets. These have a total gross exposure of £180.1bn and impairment allowance of £163m. This comprises £10m ECL on £178.4bn Stage 1 assets, £9m on £1.5bn Stage 2 fair value through other comprehensive income assets, cash collateral and settlement balances and £144m on £149m Stage 3 other assets.
4The annualised loan loss rate is 30bps after applying the total impairment charge of £1,220m.

Barclays PLC	25

Credit Risk
Loans and advances at amortised cost by product
The table below presents a breakdown of loans and advances at amortised cost and the impairment allowance with stage allocation by asset classification.

		Stage 2
As at 31.03.23	Stage 1	Not past due	<=30 days past due	>30 days past due	Total	Stage 3	Total
Gross exposure	£m	£m	£m	£m	£m	£m	£m
Home loans	156,635	16,371	1,941	747	19,059	2,323	178,017
Credit cards, unsecured loans and other retail lending	42,655	7,227	377	439	8,043	2,012	52,710
Wholesale loans	156,845	18,840	157	126	19,123	2,589	178,557
Total	356,135	42,438	2,475	1,312	46,225	6,924	409,284

Impairment allowance
Home loans	33	53	13	9	75	412	520
Credit cards, unsecured loans and other retail lending	558	1,541	145	196	1,882	1,349	3,789
Wholesale loans	410	388	3	—	391	626	1,427
Total	1,001	1,982	161	205	2,348	2,387	5,736

Net exposure
Home loans	156,602	16,318	1,928	738	18,984	1,911	177,497
Credit cards, unsecured loans and other retail lending	42,097	5,686	232	243	6,161	663	48,921
Wholesale loans	156,435	18,452	154	126	18,732	1,963	177,130
Total	355,134	40,456	2,314	1,107	43,877	4,537	403,548

Coverage ratio	%	%	%	%	%	%	%
Home loans	—	0.3	0.7	1.2	0.4	17.7	0.3
Credit cards, unsecured loans and other retail lending	1.3	21.3	38.5	44.6	23.4	67.0	7.2
Wholesale loans	0.3	2.1	1.9	—	2.0	24.2	0.8
Total	0.3	4.7	6.5	15.6	5.1	34.5	1.4

As at 31.12.22
Gross exposure	£m	£m	£m	£m	£m	£m	£m
Home loans	153,672	15,990	1,684	526	18,200	2,414	174,286
Credit cards, unsecured loans and other retail lending	44,175	7,126	397	576	8,099	2,122	54,396
Wholesale loans	152,698	20,194	150	97	20,441	2,550	175,689
Total	350,545	43,310	2,231	1,199	46,740	7,086	404,371

Impairment allowance
Home loans	29	53	11	9	73	414	516
Credit cards, unsecured loans and other retail lending	582	1,483	129	220	1,832	1,278	3,692
Wholesale loans	446	403	6	2	411	527	1,384
Total	1,057	1,939	146	231	2,316	2,219	5,592

Net exposure
Home loans	153,643	15,937	1,673	517	18,127	2,000	173,770
Credit cards, unsecured loans and other retail lending	43,593	5,643	268	356	6,267	844	50,704
Wholesale loans	152,252	19,791	144	95	20,030	2,023	174,305
Total	349,488	41,371	2,085	968	44,424	4,867	398,779

Coverage ratio	%	%	%	%	%	%	%
Home loans	—	0.3	0.7	1.7	0.4	17.1	0.3
Credit cards, unsecured loans and other retail lending	1.3	20.8	32.5	38.2	22.6	60.2	6.8
Wholesale loans	0.3	2.0	4.0	2.1	2.0	20.7	0.8
Total	0.3	4.5	6.5	19.3	5.0	31.3	1.4

Barclays PLC	26

Credit Risk
Measurement uncertainty
The Q123 ECL provision has been based on macroeconomic indicators used in the Q422 ECL scenario, rolled forward by one quarter, and updated to reflect changes in balances, risk parameters and individually assessed impaired names during the quarter. Management has applied economic uncertainty and other adjustments to modelled ECL outputs.
Key baseline macroeconomic indicators have been tracked against consensus updates to March 2023. Relative to Q422, these latest updates reflect slight improvements in certain key macroeconomic variables, along with deterioration in UK medium-term unemployment and HPI. When compared against the Q422 scenario, the current consensus remains materially in line. Hence these updates have not been reflected in the Q123 ECL modelled provision level.
In addition, coverage levels have been assessed in light of the potential impact of elevated levels of inflation on customer affordability and expert judgements updated accordingly with the resulting adjustments included within total post model adjustments of £0.3bn (31 December 2022: £0.3bn).
The following tables show the key macroeconomic variables used in the five scenarios (5 year annual paths) and the probability weights applied to each scenario.

Barclays PLC	27

Credit Risk

Baseline average macroeconomic variables used in the calculation of ECL
	2023	2024	2025	2026	2027
As at 31.03.23%		%	%	%	%
UK GDP[1]	(0.6)	0.5	1.6	1.9	1.8
UK unemployment[2]	4.3	4.6	4.2	4.2	4.2
UK HPI[3]	(4.2)	(2.5)	1.7	2.2	2.2
UK bank rate	4.2	4.3	3.8	3.6	3.3
US GDP[1]	0.4	0.9	1.5	1.5	1.5
US unemployment[4]	4.1	4.7	4.7	4.7	4.7
US HPI[5]	1.5	1.5	2.1	2.4	2.4
US federal funds rate	4.7	3.9	3.2	3.0	3.0
	2022	2023	2024	2025	2026
As at 31.12.22%		%	%	%	%
UK GDP[1]	3.3	(0.8)	0.9	1.8	1.9
UK unemployment[2]	3.7	4.5	4.4	4.1	4.2
UK HPI[3]	8.4	(4.7)	(1.7)	2.2	2.2
UK bank rate	1.8	4.4	4.1	3.8	3.4
US GDP[1]	1.8	0.5	1.2	1.5	1.5
US unemployment[4]	3.7	4.3	4.7	4.7	4.7
US HPI[5]	11.2	1.8	1.5	2.3	2.4
US federal funds rate	2.1	4.8	3.6	3.1	3.0

1Average Real GDP seasonally adjusted change in year.
2Average UK unemployment rate 16-year+.
3Change in year end UK HPI = Halifax All Houses, All Buyers index, relative to prior year end.
4Average US civilian unemployment rate 16-year+.
5Change in year end US HPI = FHFA House Price Index, relative to prior year end.

Downside 2 average economic variables used in the calculation of ECL
	2023	2024	2025	2026	2027
As at 31.03.23%		%	%	%	%
UK GDP[1]	(2.0)	(4.8)	1.0	2.4	1.9
UK unemployment[2]	5.0	8.2	8.1	7.5	6.9
UK HPI[3]	(13.6)	(19.6)	(13.9)	8.2	8.2
UK bank rate	6.1	8.0	6.9	5.8	4.5
US GDP[1]	(1.3)	(4.5)	1.0	2.8	1.8
US unemployment[4]	4.9	8.4	8.3	7.3	6.2
US HPI[5]	(2.1)	(3.9)	(4.1)	4.8	4.8
US federal funds rate	5.9	7.0	6.1	4.9	3.8
	2022	2023	2024	2025	2026
As at 31.12.22%		%	%	%	%
UK GDP[1]	3.3	(3.4)	(3.8)	2.0	2.3
UK unemployment[2]	3.7	6.0	8.4	8.0	7.4
UK HPI[3]	8.4	(18.3)	(18.8)	(7.7)	8.2
UK bank rate	1.8	7.3	7.9	6.6	5.5
US GDP[1]	1.8	(2.7)	(3.4)	2.0	2.6
US unemployment[4]	3.7	6.0	8.5	8.1	7.1
US HPI[5]	11.2	(3.1)	(4.0)	(1.9)	4.8
US federal funds rate	2.1	6.6	6.9	5.8	4.6

1Average Real GDP seasonally adjusted change in year.
2Average UK unemployment rate 16-year+.
3Change in year end UK HPI = Halifax All Houses, All Buyers index, relative to prior year end.
4Average US civilian unemployment rate 16-year+.
5Change in year end US HPI = FHFA House Price Index, relative to prior year end.

Barclays PLC	28

Credit Risk

Downside 1 average economic variables used in the calculation of ECL
	2023	2024	2025	2026	2027
As at 31.03.23%		%	%	%	%
UK GDP[1]	(1.3)	(2.2)	1.3	2.2	1.8
UK unemployment[2]	4.6	6.4	6.1	5.8	5.5
UK HPI[3]	(9.0)	(11.3)	(6.3)	5.2	5.2
UK bank rate	5.2	6.2	5.4	4.8	3.9
US GDP[1]	(0.4)	(1.8)	1.2	2.2	1.7
US unemployment[4]	4.5	6.5	6.5	6.0	5.4
US HPI[5]	(0.3)	(1.2)	(1.0)	3.6	3.6
US federal funds rate	5.4	5.6	4.6	4.0	3.4
	2022	2023	2024	2025	2026
As at 31.12.22%		%	%	%	%
UK GDP[1]	3.3	(2.1)	(1.5)	1.9	2.1
UK unemployment[2]	3.7	5.2	6.4	6.0	5.8
UK HPI[3]	8.4	(11.7)	(10.6)	(2.8)	5.2
UK bank rate	1.8	5.9	6.1	5.3	4.6
US GDP[1]	1.8	(1.1)	(1.1)	1.7	2.1
US unemployment[4]	3.7	5.1	6.6	6.4	5.9
US HPI[5]	11.2	(0.7)	(1.3)	0.2	3.6
US federal funds rate	2.1	5.8	5.4	4.4	3.9

1Average Real GDP seasonally adjusted change in year.
2Average UK unemployment rate 16-year+.
3Change in year end UK HPI = Halifax All Houses, All Buyers index, relative to prior year end.
4Average US civilian unemployment rate 16-year+.
5Change in year end US HPI = FHFA House Price Index, relative to prior year end.

Upside 2 average economic variables used in the calculation of ECL
	2023	2024	2025	2026	2027
As at 31.03.23%		%	%	%	%
UK GDP[1]	1.7	4.1	3.1	2.5	2.3
UK unemployment[2]	3.6	3.4	3.4	3.4	3.4
UK HPI[3]	5.3	9.6	4.3	4.3	3.5
UK bank rate	3.3	2.8	2.5	2.5	2.5
US GDP[1]	2.3	3.8	2.9	2.8	2.8
US unemployment[4]	3.4	3.3	3.3	3.3	3.3
US HPI[5]	4.6	5.3	4.5	4.5	4.5
US federal funds rate	3.8	3.1	2.8	2.8	2.8
	2022	2023	2024	2025	2026
As at 31.12.22%		%	%	%	%
UK GDP[1]	3.3	2.8	3.7	2.9	2.4
UK unemployment[2]	3.7	3.5	3.4	3.4	3.4
UK HPI[3]	8.4	8.7	7.5	4.4	4.2
UK bank rate	1.8	3.1	2.6	2.5	2.5
US GDP[1]	1.8	3.3	3.5	2.8	2.8
US unemployment[4]	3.7	3.3	3.3	3.3	3.3
US HPI[5]	11.2	5.8	5.1	4.5	4.5
US federal funds rate	2.1	3.6	2.9	2.8	2.8

1Average Real GDP seasonally adjusted change in year.
2Average UK unemployment rate 16-year+.
3Change in year end UK HPI = Halifax All Houses, All Buyers index, relative to prior year end.
4Average US civilian unemployment rate 16-year+.
5Change in year end US HPI = FHFA House Price Index, relative to prior year end.

Barclays PLC	29

Credit Risk

Upside 1 average economic variables used in the calculation of ECL
	2023	2024	2025	2026	2027
As at 31.03.23%		%	%	%	%
UK GDP[1]	0.5	2.2	2.3	2.2	2.1
UK unemployment[2]	3.9	4.0	3.8	3.8	3.8
UK HPI[3]	0.5	3.4	3.0	3.3	2.8
UK bank rate	3.5	3.3	3.1	2.8	2.8
US GDP[1]	1.4	2.4	2.2	2.2	2.2
US unemployment[4]	3.7	4.0	4.0	4.0	4.0
US HPI[5]	3.0	3.4	3.3	3.4	3.4
US federal funds rate	4.1	3.6	3.0	3.0	3.0
	2022	2023	2024	2025	2026
As at 31.12.22%		%	%	%	%
UK GDP[1]	3.3	1.0	2.3	2.4	2.1
UK unemployment[2]	3.7	4.0	3.9	3.8	3.8
UK HPI[3]	8.4	1.8	2.9	3.3	3.2
UK bank rate	1.8	3.5	3.3	3.0	2.8
US GDP[1]	1.8	1.9	2.3	2.2	2.2
US unemployment[4]	3.7	3.8	4.0	4.0	4.0
US HPI[5]	11.2	3.8	3.3	3.4	3.4
US federal funds rate	2.1	3.9	3.4	3.0	3.0
1Average Real GDP seasonally adjusted change in year.
2Average UK unemployment rate 16-year+.
3Change in year end UK HPI = Halifax All Houses, All Buyers index, relative to prior year end.
4Average US civilian unemployment rate 16-year+.
5Change in year end US HPI = FHFA House Price Index, relative to prior year end.

Scenario probability weighting
	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
	%	%	%	%	%
As at 31.03.23
Scenario probability weighting	10.9	23.1	39.4	17.6	9.0
As at 31.12.22
Scenario probability weighting	10.9	23.1	39.4	17.6	9.0

Barclays PLC	30

Treasury and Capital Risk
Regulatory minimum requirements
Capital
The Group’s Overall Capital Requirement for CET1 is 11.4% comprising a 4.5% Pillar 1 minimum, a 2.5% Capital Conservation Buffer (CCB), a 1.5% Global Systemically Important Institution (G-SII) buffer, a 2.4% Pillar 2A requirement and a 0.5% Countercyclical Capital Buffer (CCyB).
The Group’s CCyB is based on the buffer rate applicable for each jurisdiction in which the Group has exposures. On 13 December 2021, the Financial Policy Committee (FPC) announced the re-introduction of a CCyB rate of 1% for UK exposures with effect from 13 December 2022. The buffer rates set by other national authorities for non-UK exposures are not currently material. Overall, this results in a 0.5% CCyB for the Group. On 5 July 2022, the FPC announced that the UK CCyB rate will be increased from 1% to 2% with effect from 5 July 2023.
The Group’s Pillar 2A requirement as per the PRA’s Individual Capital Requirement is 4.3% of which at least 56.25% needs to be met with CET1 capital, equating to 2.4% of RWAs. The Pillar 2A requirement, based on a point in time assessment, has been set as a proportion of RWAs and is subject to at least annual review.
The Group’s CET1 target ratio of 13-14% takes into account headroom above requirements which includes a confidential institution-specific PRA buffer. The Group remains above its minimum capital regulatory requirements including the PRA buffer.
Leverage
The Group is subject to a UK leverage ratio requirement of 4.0%. This comprises the 3.25% minimum requirement, a G-SII additional leverage ratio buffer (G-SII ALRB) of 0.53% and a countercyclical leverage ratio buffer (CCLB) of 0.2%. Although the leverage ratio is expressed in terms of Tier 1 (T1) capital, 75% of the minimum requirement, equating to 2.4%, needs to be met with CET1 capital. In addition, the G-SII ALRB and CCLB must be covered solely with CET1 capital. The CET1 capital held against the 0.53% G-SII ALRB was £6.1bn and against the 0.2% CCLB was £2.3bn.
The Group is also required to disclose an average UK leverage ratio which is based on capital on the last day of each month in the quarter and an exposure measure for each day in the quarter.
MREL
The Group is required to meet the higher of: (i) two times the sum of 8% Pillar 1 and 4.3% Pillar 2A equating to 24.5% of RWAs; and (ii) 6.75% of leverage exposures. In addition, the higher of regulatory capital and leverage buffers apply. CET1 capital cannot be counted towards both MREL and the buffers, meaning that the buffers, including the above mentioned confidential institution-specific PRA buffer, will effectively be applied above MREL requirements.
In the disclosures that follow, references to CRR, as amended by CRR II, mean the capital regulatory requirements, as they form part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended.

Barclays PLC	31

Treasury and Capital Risk

Capital ratios[1,2]	As at 31.03.23	As at 31.12.22
CET1	13.6%	13.9%
T1	17.6%	17.9%
Total regulatory capital	20.2%	20.8%

Capital resources	£m	£m
Total equity excluding non-controlling interests per the balance sheet	69,699	68,292
Less: other equity instruments (recognised as AT1 capital)	(13,784)	(13,284)
Adjustment to retained earnings for foreseeable ordinary share dividends	(338)	(787)
Adjustment to retained earnings for foreseeable repurchase of shares	(224)	—
Adjustment to retained earnings for foreseeable other equity coupons	(52)	(37)

Other regulatory adjustments and deductions
Additional value adjustments (PVA)	(1,913)	(1,726)
Goodwill and intangible assets	(8,642)	(8,224)
Deferred tax assets that rely on future profitability excluding temporary differences	(1,435)	(1,500)
Fair value reserves related to gains or losses on cash flow hedges	6,164	7,237
Excess of expected losses over impairment	(232)	(119)
Gains or losses on liabilities at fair value resulting from own credit	(86)	(620)
Defined benefit pension fund assets	(3,593)	(3,430)
Direct and indirect holdings by an institution of own CET1 instruments	(20)	(20)
Adjustment under IFRS 9 transitional arrangements	245	700
Other regulatory adjustments	196	396
CET1 capital	45,985	46,878

AT1 capital
Capital instruments and related share premium accounts	13,784	13,284
Other regulatory adjustments and deductions	(60)	(60)
AT1 capital	13,724	13,224

T1 capital	59,709	60,102

T2 capital
Capital instruments and related share premium accounts	7,538	9,000
Qualifying T2 capital (including minority interests) issued by subsidiaries	1,061	1,095
Credit risk adjustments (excess of impairment over expected losses)	66	35
Other regulatory adjustments and deductions	(160)	(160)
Total regulatory capital	68,214	70,072

Total RWAs	338,448	336,518

1CET1, T1 and T2 capital, and RWAs are calculated applying the transitional arrangements of the CRR as amended by CRR II. This includes IFRS 9 transitional arrangements and the grandfathering of CRR II non-compliant capital instruments.
2The fully loaded CET1 ratio, as is relevant for assessing against the conversion trigger in Barclays PLC AT1 securities, was 13.5%, with £45.7bn of CET1 capital and £338.4bn of RWAs calculated without applying the transitional arrangements of the CRR as amended by CRR II.

Barclays PLC	32

Treasury and Capital Risk

Movement in CET1 capital	Three months ended 31.03.23
£m
Opening CET1 capital	46,878

Profit for the period attributable to equity holders	2,029
Own credit relating to derivative liabilities	(6)
Ordinary share dividends paid and foreseen	(344)
Purchased and foreseeable share repurchase	(500)
Other equity coupons paid and foreseen	(261)
Increase in retained regulatory capital generated from earnings	918

Net impact of share schemes	(290)
Fair value through other comprehensive income reserve	149
Currency translation reserve	(531)
Other reserves	2
Decrease in other qualifying reserves	(670)

Pension remeasurements within reserves	135
Defined benefit pension fund asset deduction	(163)
Net impact of pensions	(28)

Additional value adjustments (PVA)	(187)
Goodwill and intangible assets	(418)
Deferred tax assets that rely on future profitability excluding those arising from temporary differences	65
Excess of expected loss over impairment	(113)
Adjustment under IFRS 9 transitional arrangements	(455)
Other regulatory adjustments	(5)
Decrease in regulatory capital due to adjustments and deductions	(1,113)

Closing CET1 capital	45,985
CET1 capital decreased £0.9bn to £46.0bn (December 2022: £46.9bn).
£2.0bn of capital generated from profit was partially offset by distributions of £1.1bn comprising:
•£0.5bn of buybacks announced with FY22 results
•£0.3bn accrual towards a FY23 dividend
•£0.3bn of equity coupons paid and foreseen
Other significant movements in the period were:
•£0.5bn decrease in the currency translation reserve driven by the depreciation of period end USD against GBP
•£0.4bn increase in the goodwill and intangibles deduction primarily as a result of the acquisition of KMC
•£0.5bn decrease in IFRS 9 transitional relief primarily due to the relief applied to the pre-2020 impairment charge reducing to 0% in 2023 from 25% in 2022 and the relief applied to the post-2022 impairment charge reducing to 50% in 2023 from 75% in 2022.

Barclays PLC	33

Treasury and Capital Risk

RWAs by risk type and business
	Credit risk		Counterparty credit risk				Market Risk		Operational risk	Total RWAs
	STD	IRB	STD	IRB	Settlement Risk	CVA	STD	IMA
As at 31.03.23	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Barclays UK	7,816	55,174	246	—	—	115	196	—	11,054	74,601
Corporate and Investment Bank	33,904	75,225	17,014	21,692	237	2,811	15,734	23,136	27,093	216,846
Consumer, Cards and Payments	26,511	4,343	205	45	—	60	—	525	6,527	38,216
Barclays International	60,415	79,568	17,219	21,737	237	2,871	15,734	23,661	33,620	255,062
Head Office	2,578	7,016	—	—	—	—	—	—	(809)	8,785
Barclays Group	70,809	141,758	17,465	21,737	237	2,986	15,930	23,661	43,865	338,448

As at 31.12.22
Barclays UK	6,836	54,752	167	—	—	72	233	—	11,023	73,083
Corporate and Investment Bank	35,738	75,413	16,814	21,449	80	3,093	13,716	22,497	27,064	215,864
Consumer, Cards and Payments	27,882	3,773	214	46	—	61	—	388	6,559	38,923
Barclays International	63,620	79,186	17,028	21,495	80	3,154	13,716	22,885	33,623	254,787
Head Office	2,636	6,843	—	—	—	—	—	—	(831)	8,648
Barclays Group	73,092	140,781	17,195	21,495	80	3,226	13,949	22,885	43,815	336,518

Movement analysis of RWAs	Credit risk	Counterparty credit risk	Market risk	Operational risk	Total RWAs
	£m	£m	£m	£m	£m
Opening RWAs (as at 31.12.22)	213,873	41,996	36,834	43,815	336,518
Book size	(1,091)	1,189	3,051	50	3,199
Acquisitions and disposals	688	—	—	—	688
Book quality	1,039	134	—	—	1,173
Model updates	—	—	—	—	—
Methodology and policy	640	267	—	—	907
Foreign exchange movements[1]	(2,582)	(1,161)	(294)	—	(4,037)
Total RWA movements	(1,306)	429	2,757	50	1,930
Closing RWAs (as at 31.03.23)	212,567	42,425	39,591	43,865	338,448
1Foreign exchange movements does not include the impact of foreign exchange for modelled market risk or operational risk.
Overall RWAs increased £1.9bn to £338.4bn (December 2022: £336.5bn)
Credit risk RWAs decreased £1.3bn:
•A £1.1bn decrease in book size primarily driven by business activities within CIB
•A £1.0bn increase in book quality RWAs driven by an increase in mortgages due to HPI refresh and a deterioration in credit quality within CIB
•A £2.6bn decrease in FX primarily due to the depreciation of period end USD against GBP
Counterparty Credit risk RWAs increased £0.4bn:
•A £1.2bn increase in book size primarily due to an increase in SFT client and trading activity within Global Markets
•A £1.2bn decrease in FX primarily due to the depreciation of period end USD against GBP
Market risk RWAs increased £2.8bn:
•A £3.1bn increase in book size primarily due to increased client and trading activity within Global Markets

Barclays PLC	34

Treasury and Capital Risk

Leverage ratios[1,2]	As at 31.03.23	As at 31.12.22
	£m	£m
Average UK leverage ratio	4.8%	4.8%
Average T1 capital	59,488	60,865
Average UK leverage exposure	1,251,286	1,280,972

UK leverage ratio	5.1%	5.3%

CET1 capital	45,985	46,878
AT1 capital	13,724	13,224
T1 capital	59,709	60,102

UK leverage exposure	1,168,899	1,129,973

UK leverage exposure
Accounting assets
Derivative financial instruments	257,439	302,380
Derivative cash collateral	64,899	69,048
Securities financing transactions (SFT)	229,182	189,637
Loans and advances and other assets	987,530	952,634
Total IFRS assets	1,539,050	1,513,699

Regulatory consolidation adjustments	(6,998)	(8,278)

Derivatives adjustments
Derivatives netting	(217,312)	(256,309)
Adjustments to collateral	(50,131)	(52,715)
Net written credit protection	18,354	16,190
Potential future exposure (PFE) on derivatives	85,893	84,168
Total derivatives adjustments	(163,196)	(208,666)

SFT adjustments	25,787	24,203

Regulatory deductions and other adjustments	(21,984)	(21,447)

Weighted off-balance sheet commitments	120,754	124,169

Qualifying central bank claims	(280,346)	(272,321)

Settlement netting	(44,168)	(21,386)

UK leverage exposure	1,168,899	1,129,973
1Capital and leverage measures are calculated applying the transitional arrangements of the CRR as amended by CRR II.
2Fully loaded average UK leverage ratio was 4.7%, with £59.2bn of T1 capital and £1,251.0bn of leverage exposure. Fully loaded UK leverage ratio was 5.1%, with £59.5bn of T1 capital and £1,168.7bn of leverage exposure. Fully loaded UK leverage ratios are calculated without applying the transitional arrangements of the CRR as amended by CRR II.
The UK leverage ratio decreased to 5.1% (December 2022: 5.3%) primarily due to a £38.9bn increase in the leverage exposure and a £0.4bn decrease in Tier 1 capital. The UK leverage exposure increased to £1,168.9bn (December 2022: £1,130.0bn) largely due to an increase in SFT client and trading activity within Global Markets.
The average UK leverage ratio remained at 4.8% (December 2022: 4.8%) primarily due to a decrease in the average T1 capital offset by a decrease in the average leverage exposure of £29.7bn to £1,251.3bn, largely due to a reduction in derivatives as well as lower daily average SFT activity in the quarter, compared to Q4 2022.

Barclays PLC	35

Treasury and Capital Risk

MREL
MREL requirements including buffers[1,2]	Total requirement (£m) based on		Requirement as a percentage of:
	As at 31.03.23	As at 31.12.22	As at 31.03.23	As at 31.12.22
Requirement based on RWAs (minimum requirement)	98,167	97,387	29.0%	28.9%
Requirement based on UK leverage exposure	94,012	91,213	8.0%	8.1%

Own funds and eligible liabilities[2]			As at 31.03.23	As at 31.12.22
			£m	£m
CET1 capital			45,985	46,878
AT1 capital instruments and related share premium accounts[3]			13,724	13,224
T2 capital instruments and related share premium accounts[3]			7,444	8,875
Eligible liabilities			43,489	43,851
Total Barclays PLC (the Parent company) own funds and eligible liabilities			110,642	112,828

Total RWAs			338,448	336,518
Total UK leverage exposure			1,168,899	1,129,973

Own funds and eligible liabilities ratios as a percentage of:			As at 31.03.23	As at 31.12.22
Total RWAs			32.7%	33.5%
Total UK leverage exposure			9.5%	10.0%
As at 31 March 2023, Barclays PLC (the Parent company) held £110.6bn of own funds and eligible liabilities equating to 32.7% of RWAs. This was in excess of the Group's MREL requirement, excluding the PRA buffer, to hold £98.2bn of own funds and eligible liabilities equating to 29% of RWAs. The Group remains above its MREL regulatory requirement including the PRA buffer.

1Minimum requirement excludes the confidential institution-specific PRA buffer.
2CET1, T1 and T2 capital, and RWAs are calculated applying the transitional arrangements of the CRR as amended by CRR II. This includes IFRS 9 transitional arrangements and the grandfathering of CRR II non-compliant capital instruments.
3Includes other AT1 capital regulatory adjustments and deductions of £60m (December 2022: £60m), and other T2 credit risk adjustments and deductions of £94m (December 2022: £125m).

Barclays PLC	36

Condensed Consolidated Financial Statements

Condensed consolidated income statement (unaudited)
	Three months ended 31.03.23	Three months ended 31.03.22
	£m	£m
Total income	7,237	6,496
Operating expenses excluding litigation and conduct	(4,111)	(3,588)
Litigation and conduct	1	(523)
Operating expenses	(4,110)	(4,111)
Other net expenses	(5)	(10)
Profit before impairment	3,122	2,375
Credit impairment charges	(524)	(141)
Profit before tax	2,598	2,234
Tax charge	(561)	(614)
Profit after tax	2,037	1,620

Attributable to:
Equity holders of the parent	1,783	1,404
Other equity instrument holders	246	215
Total equity holders of the parent	2,029	1,619
Non-controlling interests	8	1
Profit after tax	2,037	1,620

Earnings per share	p	p
Basic earnings per ordinary share	11.3	8.4

Barclays PLC	37

Condensed Consolidated Financial Statements

Condensed consolidated balance sheet (unaudited)
	As at 31.03.23	As at 31.12.22
Assets	£m	£m
Cash and balances at central banks	265,874	256,351
Cash collateral and settlement balances	129,622	112,597
Loans and advances at amortised cost	403,548	398,779
Reverse repurchase agreements and other similar secured lending	771	776
Trading portfolio assets	137,857	133,813
Financial assets at fair value through the income statement	247,965	213,568
Derivative financial instruments	257,439	302,380
Financial assets at fair value through other comprehensive income	66,361	65,062
Investments in associates and joint ventures	912	922
Goodwill and intangible assets	8,664	8,239
Current tax assets	310	385
Deferred tax assets	6,489	6,991
Other assets	13,238	13,836
Total assets	1,539,050	1,513,699

Liabilities
Deposits at amortised cost	555,724	545,782
Cash collateral and settlement balances	117,234	96,927
Repurchase agreements and other similar secured borrowing	28,386	27,052
Debt securities in issue	116,647	112,881
Subordinated Liabilities	10,072	11,423
Trading portfolio liabilities	90,079	72,924
Financial liabilities designated at fair value	289,428	271,637
Derivative financial instruments	247,167	289,620
Current tax liabilities	562	580
Deferred tax liabilities	17	16
Other liabilities	13,079	15,597
Total liabilities	1,468,395	1,444,439

Equity
Called up share capital and share premium	4,344	4,373
Other reserves	(1,993)	(2,192)
Retained earnings	53,564	52,827
Shareholders' equity attributable to ordinary shareholders of the parent	55,915	55,008
Other equity instruments	13,784	13,284
Total equity excluding non-controlling interests	69,699	68,292
Non-controlling interests	956	968
Total equity	70,655	69,260

Total liabilities and equity	1,539,050	1,513,699

Barclays PLC	38

Condensed Consolidated Financial Statements

Condensed consolidated statement of changes in equity (unaudited)
	Called up share capital and share premium	Other equity instruments	Other reserves	Retained earnings	Total	Non-controlling interests	Total equity
Three months ended 31.03.2023	£m	£m	£m	£m	£m	£m	£m
Balance as at 1 January 2023	4,373	13,284	(2,192)	52,827	68,292	968	69,260
Profit after tax	—	246	—	1,783	2,029	8	2,037
Retirement benefit remeasurements	—	—	—	135	135	—	135
Other comprehensive profit after tax for the year	—	—	151	—	151	—	151
Total comprehensive income for the period	—	246	151	1,918	2,315	8	2,323
Employee share schemes and hedging thereof	16	—	—	356	372	—	372
Issue and redemption of other equity instruments	—	500	—	(5)	495	—	495
Other equity instruments coupon paid	—	(246)	—	—	(246)	—	(246)
Vesting of employee share schemes	—	—	3	(470)	(467)	—	(467)
Dividends paid	—	—	—	(793)	(793)	(8)	(801)
Repurchase of shares	(45)	—	45	(276)	(276)	—	(276)
Other movements	—	—	—	7	7	(12)	(5)
Balance as at 31 March 2023	4,344	13,784	(1,993)	53,564	69,699	956	70,655

Other reserves	As at 31.03.23	As at 31.12.22
	£m	£m
Currency translation reserve	4,241	4,772
Fair value through other comprehensive income reserve	(1,411)	(1,560)
Cash flow hedging reserve	(6,162)	(7,235)
Own credit reserve	(73)	467
Other reserves and treasury shares	1,412	1,364
Total	(1,993)	(2,192)

Barclays PLC	39

Appendix: Non-IFRS Performance Measures
The Group’s management believes that the non-IFRS performance measures included in this document provide valuable information to the readers of the financial statements as they enable the reader to identify a more consistent basis for comparing the businesses’ performance between financial periods, and provide more detail concerning the elements of performance which the managers of these businesses are most directly able to influence or are relevant for an assessment of the Group. They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by management.
However, any non-IFRS performance measures in this document are not a substitute for IFRS measures and readers should consider the IFRS measures as well.

Returns
Return on average tangible equity is calculated as profit after tax attributable to ordinary equity holders of the parent as a proportion of average tangible equity, excluding non-controlling and other equity interests for businesses. Allocated tangible equity has been calculated as 13.5% (2022: 13.5%) of RWAs for each business, adjusted for capital deductions, excluding goodwill and intangible assets, reflecting the assumptions the Group uses for capital planning purposes. Head Office average allocated tangible equity represents the difference between the Group’s average tangible shareholders’ equity and the amounts allocated to businesses.

	Profit/(loss) attributable to ordinary equity holders of the parent	Average tangible equity	Return on average tangible equity
For the three months ended 31.03.23	£m	£bn	%
Barclays UK	515	10.3	20.0
Corporate and Investment Bank	1,209	31.8	15.2
Consumer, Cards and Payments	139	5.3	10.5
Barclays International	1,348	37.1	14.5
Head Office	(80)	0.2	n/m
Barclays Group	1,783	47.6	15.0

For the three months ended 31.03.22
Barclays UK	396	10.1	15.6
Corporate and Investment Bank	1,316	30.8	17.1
Consumer, Cards and Payments	(16)	4.3	(1.5)
Barclays International	1,300	35.1	14.8
Head Office	(292)	3.6	n/m
Barclays Group	1,404	48.8	11.5

Barclays PLC	40

Appendix: Non-IFRS Performance Measures

Barclays Group
Return on average tangible shareholders' equity	Q123	Q422	Q322	Q222	Q122	Q421[1]	Q321[1]	Q221[1]
	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit	1,783	1,036	1,512	1,071	1,404	1,079	1,374	2,048

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average shareholders' equity	55.9	54.9	56.8	57.1	56.9	56.1	56.5	54.4
Average goodwill and intangibles	(8.3)	(8.2)	(8.2)	(8.1)	(8.1)	(8.1)	(8.2)	(7.9)
Average tangible shareholders' equity	47.6	46.7	48.6	49.0	48.8	48.0	48.3	46.5

Return on average tangible shareholders' equity	15.0%	8.9%	12.5%	8.7%	11.5%	9.0%	11.4%	17.6%

Barclays UK
Return on average allocated tangible equity	Q123	Q422	Q322	Q222	Q122	Q421	Q321	Q221
	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit	515	474	549	458	396	420	317	721

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	13.9	13.7	13.5	13.6	13.7	13.6	13.6	13.5
Average goodwill and intangibles	(3.6)	(3.5)	(3.6)	(3.6)	(3.6)	(3.6)	(3.6)	(3.6)
Average allocated tangible equity	10.3	10.2	9.9	10.0	10.1	10.0	10.0	9.9

Return on average allocated tangible equity	20.0%	18.7%	22.1%	18.4%	15.6%	16.8%	12.7%	29.1%

1The comparative capital and financial metrics relating to Q221 - Q421 have been restated to reflect the impact of the Over-issuance of Securities.

Barclays PLC	41

Appendix: Non-IFRS Performance Measures

Barclays International
Return on average allocated tangible equity	Q123	Q422	Q322	Q222	Q122	Q421[1]	Q321[1]	Q221[1]
	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit	1,348	625	1,136	783	1,300	818	1,191	1,207

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	38.1	39.9	40.1	38.2	36.0	33.8	32.7	33.0
Average goodwill and intangibles	(1.0)	(1.0)	(1.0)	(0.9)	(0.9)	(0.9)	(0.9)	(0.6)
Average allocated tangible equity	37.1	38.9	39.1	37.3	35.1	32.9	31.8	32.4

Return on average allocated tangible equity	14.5%	6.4%	11.6%	8.4%	14.8%	9.9%	14.9%	14.9%

Corporate and Investment Bank
Return on average allocated tangible equity	Q123	Q422	Q322	Q222	Q122	Q421[1]	Q321[1]	Q221[1]
	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit	1,209	454	1,015	579	1,316	695	1,085	989

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	31.8	33.7	34.0	32.7	30.8	28.7	27.8	28.4
Average goodwill and intangibles	—	—	—	—	—	—	—	—
Average allocated tangible equity	31.8	33.7	34.0	32.7	30.8	28.7	27.8	28.4

Return on average allocated tangible equity	15.2%	5.4%	11.9%	7.1%	17.1%	9.7%	15.6%	14.0%

Consumer, Cards and Payments
Return on average allocated tangible equity	Q123	Q422	Q322	Q222	Q122	Q421	Q321	Q221
	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit/(loss)	139	171	121	204	(16)	123	106	218

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	6.3	6.2	6.1	5.5	5.2	5.1	4.9	4.6
Average goodwill and intangibles	(1.0)	(1.0)	(1.0)	(0.9)	(0.9)	(0.9)	(0.9)	(0.6)
Average allocated tangible equity	5.3	5.2	5.1	4.6	4.3	4.2	4.0	4.0

Return on average allocated tangible equity	10.5%	13.0%	9.5%	17.8%	(1.5)%	11.7%	10.5%	21.8%

1The comparative capital and financial metrics relating to Q221 - Q421 have been restated to reflect the impact of the Over-issuance of Securities.

Barclays PLC	42

Appendix: Non-IFRS Performance Measures

Tangible net asset value per share	As at 31.03.23	As at 31.12.22	As at 31.03.22
	£m	£m	£m
Total equity excluding non-controlling interests	69,699	68,292	68,465
Other equity instruments	(13,784)	(13,284)	(11,119)
Shareholders' equity attributable to ordinary shareholders of the parent	55,915	55,008	57,346
Goodwill and intangibles	(8,664)	(8,239)	(8,046)
Tangible shareholders' equity attributable to ordinary shareholders of the parent	47,251	46,769	49,300

	m	m	m
Shares in issue	15,701	15,871	16,762

	p	p	p
Net asset value per share	356	347	342
Tangible net asset value per share	301	295	294

Barclays PLC	43

Appendix: Non-IFRS Performance Measures

Profit/(loss) attributable to ordinary equity holders of the parent	Q123	Q422	Q322	Q222	Q122	Q421[1]	Q321[1]	Q221[1]
	£m	£m	£m	£m	£m	£m	£m	£m
Barclays UK	515	474	549	458	396	420	317	721
Corporate and Investment Bank	1,209	454	1,015	579	1,316	695	1,085	989
Consumer, Cards and Payments	139	171	121	204	(16)	123	106	218
Barclays International	1,348	625	1,136	783	1,300	818	1,191	1,207
Head Office	(80)	(63)	(173)	(170)	(292)	(159)	(134)	120
Barclays Group	1,783	1,036	1,512	1,071	1,404	1,079	1,374	2,048

Average equity	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Barclays UK	13.9	13.7	13.5	13.6	13.7	13.6	13.5	13.5
Corporate and Investment Bank	31.8	33.7	34.0	32.7	30.8	28.7	27.8	28.4
Consumer, Cards and Payments	6.3	6.2	6.1	5.5	5.2	5.1	4.9	4.6
Barclays International	38.1	39.9	40.1	38.2	36.0	33.8	32.8	33.0
Head Office	3.9	1.3	3.2	5.3	7.2	8.8	10.2	7.9
Barclays Group	55.9	54.9	56.8	57.1	56.9	56.2	56.5	54.4

Return on average equity	%	%	%	%	%	%	%	%
Barclays UK	14.8	13.9	16.3	13.5	11.6	12.4	9.4	21.4
Corporate and Investment Bank	15.2	5.4	11.9	7.1	17.1	9.7	15.6	13.9
Consumer, Cards and Payments	8.9	11.0	7.9	14.8	(1.2)	9.7	8.6	19.1
Barclays International	14.2	6.3	11.3	8.2	14.4	9.7	14.5	14.6
Head Office	n/m	n/m	n/m	n/m	n/m	n/m	n/m	n/m
Barclays Group	12.8	7.5	10.6	7.5	9.9	7.7	9.7	15.1

1The comparative capital and financial metrics relating to Q221 - Q421 have been restated to reflect the impact of the Over-issuance of Securities.

Barclays PLC	44

Appendix: Non-IFRS Performance Measures

Notable Items
	Three months ended 31.03.23		Three months ended 31.03.22
£m	Profit before tax	Attributable profit	Profit before tax	Attributable profit
Statutory	2,598	1,783	2,234	1,404
Net impact from the Over-issuance of Securities	—	—	(320)	(240)
Customer remediation costs on legacy loan portfolio	—	—	(181)	(147)
Other litigation and conduct	1	2	(22)	(15)
Re-measurement of UK DTAs	—	—	—	(346)
Excluding the impact of notable items	2,597	1,781	2,757	2,152

The Group’s management believes that the non-IFRS performance measures excluding notable items, included in the table above, provide valuable information to enable users of the financial statements to assess the performance of the Group. The notable items are separately identified within the Group’s results disclosures which, when excluded from Barclays’ statutory financials, provide an underlying profit and loss performance of the Group and enables consistent comparison of performance from one period to another.

These non-IFRS performance measures excluding notable items are included as a reference point only and are not incorporated within any of the key financial metrics used in our Group Targets, which are measured on a statutory basis.

Barclays PLC	45

Shareholder Information

Results timetable[1]			Date
2023 Interim Results Announcement			27 July 2023

				% Change[3]
Exchange rates[2]	31.03.23	31.12.22	31.03.22	31.12.22	31.03.22
Period end - USD/GBP	1.23	1.21	1.31	2%	(6)%
3 month average - USD/GBP	1.22	1.17	1.34	4%	(9)%
Period end - EUR/GBP	1.14	1.13	1.19	1%	(4)%
3 month average - EUR/GBP	1.13	1.15	1.20	(2)%	(6)%

Share price data
Barclays PLC (p)	145.80	158.52	148.30
Barclays PLC number of shares (m)[4]	15,701	15,871	16,762

For further information please contact

Investor relations	Media relations
Adam Strachan +1 212 526 8442	Tom Hoskin +44 (0) 20 7116 4755
James Johnson +44 (0) 20 7116 7233

More information on Barclays can be found on our website: home.barclays

Registered office
1 Churchill Place, London, E14 5HP, United Kingdom. Tel: +44 (0) 20 7116 1000. Company number: 48839.

Registrar
Equiniti, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA, United Kingdom.
Tel: 0371 384 2055[5] from the UK or +44 121 415 7004 from overseas.

American Depositary Receipts (ADRs)
EQ Shareowner Services
P.O. Box 64504
St. Paul, MN 55164-0504
United States of America
shareowneronline.com
Toll Free Number: +1 800-990-1135
Outside the US +1 651-453-2128

Delivery of ADR certificates and overnight mail
EQ Shareowner Services, 1110 Centre Pointe Curve, Suite 101, Mendota Heights, MN 55120-4100, USA.

1Note that these dates are provisional and subject to change.
2The average rates shown above are derived from daily spot rates during the year.
3The change is the impact to GBP reported information.
4The number of shares of 15,701m as at 31 March is different from the 15,688m quoted in the 3 April 2023 announcement because the share buyback transactions executed on 30 and 31 March 2023 did not settle until 3 April 2023 and 4 April 2023 respectively.
5Lines open 8.30am to 5.30pm (UK time), Monday to Friday, excluding UK public holidays in England and Wales.

Barclays PLC	46

Glossary of terms
‘Advanced Internal Ratings Based (A-IRB)’ See ‘Internal Ratings Based (IRB)’.
‘Acceptances and endorsements’ An acceptance is an undertaking by a bank to pay a bill of exchange drawn on a customer, for which reimbursement by the customer is normally immediate. Endorsements are to change the payee of a bill of exchange but with no change to the bank’s liability.
‘Additional Tier 1 (AT1) capital’ A type of capital as defined in the CRR largely comprising eligible non-common equity capital securities and any related share premium.
‘Additional Tier 1 (AT1) securities’ Non-common equity securities that are eligible as AT1 capital.
‘Advanced Measurement Approach (AMA)’ An approach used to quantify required capital for operational risk. Under the AMA, banks are allowed to develop their own empirical model to quantify required capital for operational risk. Banks can only use this approach subject to approval from their local regulators.
‘Agency Bonds’ Bonds issued by state and / or government agencies or government-sponsored entities.
‘Agency Mortgage-Backed Securities’ Mortgage-Backed Securities issued by government-sponsored entities.
‘All price risk (APR)’ An estimate of all the material market risks, including rating migration and default, for the correlation trading portfolio.
‘American Depository Receipts (ADR)’ A negotiable certificate that represents the ownership of shares in a non-US company (e.g. Barclays) trading on US financial markets.
‘Americas’ Geographic segment comprising the US, Canada and countries where Barclays operates within Latin America.
‘Annual Earnings at Risk (AEaR)’ A measure of the potential change in Net Interest Income (NII) due to an interest rate movement over a one-year period.
‘Annualised cumulative weighted average lifetime PD’ The Probability of Default (PD) over the remaining life of the asset, expressed as an annual rate, reflecting a range of possible economic scenarios.
‘Application scorecards’ Algorithm based decision-making tools used to aid business decisions and manage credit risk based on available customer data at the point of application for a product.
‘Arrears’ Customers are said to be in arrears when they are behind in fulfilling their obligations with the result that an outstanding loan is unpaid or overdue. Such customers are also said to be in a state of delinquency. When a customer is in arrears, their entire outstanding balance is said to be delinquent, meaning that delinquent balances are the total outstanding loans on which payments are overdue.
‘Asia’ Geographic segment comprising countries where Barclays operates within Asia and the Middle East.
‘Asset Backed Commercial Paper (ABCP)’ Typically short-term notes secured on specified assets issued by consolidated special purpose entities for funding purposes.
‘Asset Backed Securities (ABS)’ Securities that represent an interest in an underlying pool of referenced assets. The referenced pool can comprise any assets which attract a set of associated cash flows but are commonly pools of residential or commercial mortgages and, in the case of a Collateralised Debt Obligation (CDO), the referenced pool may be ABS or other classes of assets.
‘Attributable profit’ Profit after tax that is attributable to ordinary equity holders of Barclays adjusted for the after tax amounts of capital securities classified as equity.
‘Average allocated tangible equity’ Calculated as the average of the previous month’s period end allocated tangible equity and the current month’s period end allocated tangible equity. The average allocated tangible equity for the period is the average of the monthly averages within that period.
‘Average tangible shareholders’ equity’ Calculated as the average of the previous month’s period end tangible shareholders’ equity and the current month’s period end tangible shareholders’ equity. The average tangible shareholders’ equity for the period is the average of the monthly averages within that period.
‘Average UK leverage ratio’ As per the PRA rulebook, calculated as the average capital measure based on the last day of each month in the quarter divided by the average exposure measure for the quarter, where the average exposure is based on each day in the quarter.
‘Back testing’ Includes a number of techniques that assess the continued statistical validity of a model by simulating how the model would have predicted recent experience.

Barclays PLC	47

Glossary of terms
‘Bank of England (BoE)’ The central bank of the United Kingdom with devolved responsibility for managing monetary policy and to oversee regulation of the UK’s financial sector. Through the Prudential Regulation Committee, the BoE exercises control over the PRA.
‘Barclays Africa’ or ‘Absa’ or ‘Absa Group Limited’ Barclays Africa Group Limited (now Absa Group Limited), which was previously a subsidiary of the Barclays Group. As a consequence of its disposals of shares in April 2022 and September 2022, the Barclays Group has now exited its shareholding in Absa Group Limited.
‘Balance weighted Loan to Value (LTV) ratio’ In the context of the credit risk disclosures on secured home loans, a means of calculating marked to market LTVs derived by calculating individual LTVs at account level and weighting it by the balances to arrive at the average position. Balance weighted Loan to Value (LTV) ratio is calculated using the following formula: LTV = ((loan 1 balance x Marked to market (MTM) LTV% for loan 1) + (loan 2 balance x Marked to market (MTM) LTV% for loan 2) + ...) / total outstanding balances in portfolio.
‘Barclaycard Consumer UK’ The UK Barclaycard business.
‘Barclays’ or ’Barclays Group’ Barclays PLC, together with its subsidiaries.
‘Barclays Bank Group’ Barclays Bank PLC, together with its subsidiaries.
‘Barclays Bank UK Group’ Barclays Bank UK PLC, together with its subsidiaries.
‘Barclays Operating Businesses’ The core Barclays businesses operated by Barclays UK (which consists of the UK Personal Banking; UK Business Banking and the Barclaycard Consumer UK businesses) and Barclays International (consists of the Corporate and Investment Bank and Consumer, Cards and Payments businesses).
‘Barclays Execution Services’ or ‘BX’ or ‘Group Service Company’ Barclays Execution Services Limited, the Group-wide service company providing technology, operations and functional services to businesses across the Group.
‘Barclays International’ The segment of Barclays held by Barclays Bank PLC.  The division consists of the Corporate and Investment Bank and Consumer, Cards and Payments businesses.
‘Barclays UK’ The segment of Barclays held by Barclays Bank UK PLC.  The division includes the UK Personal Banking; UK Business Banking and the Barclaycard Consumer UK businesses.
‘Basel 3’ or ‘Basel III’ The third of the Basel Accords, setting minimum requirements and standards that apply to internationally active banks. Basel 3 is a set of measures developed by the Basel Committee on Banking Supervision aiming to strengthen the regulation, supervision and risk management of banks.
‘Basel Committee on Banking Supervision (BCBS)’ or ‘The Basel Committee’ A forum for regular cooperation on banking supervisory matters which develops global supervisory standards for the banking industry. Its 45 members are officials from central banks or prudential supervisors from 28 jurisdictions.
‘Basic Indicator Approach (BIA)’ An approach used to quantify required capital for operational risk. Under the BIA, banks are required to hold regulatory capital for operational risk equal to 15% of the annual average, calculated over a rolling three-year period, of the relevant income indicator for the bank as whole.
‘Basis point(s)’ or ‘bp(s)’ One hundredth of a per cent (0.01%); 100 basis points is 1%. The measure is used for quoting movements in interest rates, yields on securities and for other purposes.
‘Basis risk’ Index/tenor risk that arises when floating rate products are linked to different interest rate indices, which are imperfectly correlated, especially under stressed market conditions.
‘Behavioural scorecards’ Algorithm-based decision tools used to aid business decisions and manage credit risk based on existing customer data derived from account usage.
‘Book quality’ In the context of the Capital Risk section of the Barclays PLC Annual Report (or equivalent section in quarterly or half yearly results), changes in RWAs caused by factors such as underlying customer behaviour or demographics leading to changes in risk profile.
‘Book size’ In the context of the Capital Risk section of the Barclays PLC Annual Report (or equivalent section in quarterly or half yearly results), changes in RWAs driven by business activity, including net originations or repayments.
‘Bounce Back Loan Scheme (BBLS)’ A UK Government (British Business Bank) backed loan scheme which allowed SMEs to borrow between £2,000 and £50,000. The UK Government guarantees 100% of the loan and pays the first 12 months of interest on behalf of the borrowers, subject to terms and conditions. The scheme closed on 31 March 2021.
‘Business Banking’ Serves business clients, from high growth start-ups to small and medium-sized businesses, with specialist advice for their business banking needs.

Barclays PLC	48

Glossary of terms
‘Business Growth Fund (BGF)’ An independent company established by the UK’s largest banks, including Barclays, to help young fast growing businesses by providing long-term growth capital. Barclays holds an associate interest in BGF.
‘Business scenario stresses’ Multi-asset scenario analysis of extreme, but plausible, events that may impact the market risk exposures of the Investment Bank.
‘Buy to let mortgage’ A mortgage whereby the intention of the customer is to let the property at origination.
‘Capital Conservation Buffer (CCB)’ A capital buffer of 2.5% of a bank’s total exposures that needs to be met with an additional amount of Common Equity Tier 1 capital above the 4.5% minimum requirement for Common Equity Tier 1 set out in CRR. Its objective is to conserve a bank’s capital by ensuring that banks build up surplus capital outside periods of stress which can be drawn down if losses are incurred.
‘Capital ratios’ Key financial ratios measuring the bank's capital adequacy or financial strength expressed as a percentage of RWAs.
‘Capital Requirements Directive (CRD)’ Directive 2013/36/EU, a component of the CRD IV package which accompanies the Capital Requirements Regulation and sets out macroprudential standards including the Countercyclical Capital Buffer and capital buffers for systemically important institutions. Directive (EU) 2019/878, published as part of the EU Risk Reduction Measure package, amends the CRD. These amendments entered into force from 27 June 2019, with EU member states required to adopt the measures within Directive (EU) 2019/878 by 28 December 2020. CRD forms part of UK law by virtue of the European Union (Withdrawal) Act 2018, as amended.
‘Capital Requirements Regulation (CRR)’ Regulation (EU) No 575/2013, a component of the CRD IV package which accompanies the Capital Requirements Directive and sets out detailed rules for capital eligibility, the calculation of RWAs, the measurement of leverage, the management of large exposures and minimum standards for liquidity. Between 27 June 2019 and 28 June 2023, CRR will be amended in line with the requirements of amending Regulation (EU) 2019/876 (CRR II). CRR, as amended by CRR II, forms part of UK law by virtue of the European Union (Withdrawal) Act 2018, as amended.
‘Capital Requirements Regulation II (CRR II)’ Regulation (EU) 2019/876, amending Regulation (EU) No 575/2013 (CRR). This is a component of the EU Risk Reduction Measure package. The requirements set out in CRR II will be introduced between 27 June 2019 and 28 June 2023. Following a consultation process in 2021, the PRA finalised their implementation of the CRR II package through Policy Statement 22/21. The finalised requirements were implemented in the UK through the PRA Rulebook with effect from 1 January 2022.
‘Capital requirements on the underlying exposures (KIRB)’ An approach available to banks when calculating RWAs for securitisation exposures. This is based upon the RWA amounts that would be calculated under the IRB approach for the underlying pool of securitised exposures in the programme, had such exposures not been securitised.
‘Capital resources’ Common Equity Tier 1, Additional Tier 1 capital and Tier 2 capital that are eligible to satisfy capital requirements under CRD. Referred to as ‘own funds’ within EU and UK regulatory texts.
‘Capital risk’ The risk that the Barclays Group has an insufficient level or composition of capital to support its normal business activities and to meet its regulatory capital requirements under normal operating environments or stressed conditions (both actual and as defined for internal planning or regulatory testing purposes). This includes the risk from the Barclays Group’s pension plans.
‘Central Counterparty’ or ‘Central Clearing Counterparties (CCPs)’ A clearing house mediating between the buyer and the seller in a financial transaction, such as a derivative contract or repurchase agreement (repo). Where a Central Counterparty is used, a single bi-lateral contract between the buyer and seller is replaced with two contracts, one between the buyer and the CCP and one between the CCP and the seller. The use of CCPs allows for greater oversight and improved credit risk mitigation in over-the-counter (OTC) markets.
‘Charge-off’ In the retail segment this refers to the point in time when collections activity changes from the collection of arrears to the recovery of the full balance. This is normally when six payments are in arrears.
‘Client Assets’ Assets managed or administered by the Barclays Group on behalf of its clients including assets under management (AUM), custody assets, assets under administration and client deposits.
‘Climate risk’ The impact on Financial and Operational Risks arising from climate change through physical risks, risks associated with transitioning to a lower carbon economy and connected risks arising as a result of second order impacts of these two drivers on portfolios.
–Physical risks: Physical risks resulting from a changing climate can be event driven (acute risks), including increased severity of extreme weather events such as cyclones, hurricanes and floods. Longer term shifts in climate patterns (chronic risks) arise from sustained higher temperatures that may cause rises in sea levels, rising mean

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temperatures and more severe weather events. These changes are likely to lead to risks for sovereigns, business models and supply chains.
–Transition risks: The transition to a lower carbon economy will involve significant rapid policy, regulatory and legal changes, as evolving technology and markets adapt to a changing climate and associated impacts. These changes will lead to risks for sovereigns, business models and supply chains.
–Connected risks: The second-order risks arising from physical or transition risk impacts. Connected risk is diverse, impacting customer and wholesale portfolios.
‘CLOs and Other insured assets’ Highly-rated CLO positions wrapped by monolines, non-CLOs wrapped by monolines and other assets wrapped with Credit Support Annex (CSA) protection.
‘Collateralised Debt Obligation (CDO)’ A security issued by a third party which references Asset Backed Securities and/or certain other related assets purchased by the issuer. CDOs may feature exposure to sub-prime mortgage assets through the underlying assets.
‘Collateralised Loan Obligation (CLO)’ A security backed by repayments from a pool of commercial loans. The payments may be made to different classes of owners (in tranches).
‘Collateralised Mortgage Obligation (CMO)’ A security backed by mortgages. A special purpose entity receives income from the mortgages and passes them on to investors in the security.
‘Combined Buffer Requirement (CBR)’ In the context of the CRD capital obligations, the total Common Equity Tier 1 capital required to meet the combined requirements of the Capital Conservation Buffer, the GSII Buffer, the counter-cyclical buffer, and the O-SII buffer if applicable to a firm.
‘Commercial paper (CP)’ Typically short-term notes issued by entities, including banks, for funding purposes.
‘Commercial real estate (CRE)’ Commercial real estate includes office buildings, medical centres, hotels, retail stores, shopping centres, farm land, multifamily housing buildings, warehouses, garages, industrial properties and other similar properties. Commercial real estate loans are loans backed by a package of commercial real estate. Note: for the purposes of the Credit Risk section, the UK CRE portfolio includes property investment, development, trading and housebuilders but excludes social housing contractors.
‘Commissions and other incentives’ Includes commission-based arrangements, guaranteed incentives and Long Term Incentive Plan awards.
‘Committee of Sponsoring Organizations of the Treadway Commission Framework (COSO)’ A joint initiative of five private sector organisations dedicated to the development of frameworks and providing guidance on enterprise risk management, internal control and fraud deterrence.
‘Commodity derivatives’ Exchange traded and over-the-counter (OTC) derivatives based on an underlying commodity (e.g. metals, precious metals, oil and oil related products, power and natural gas).
‘Commodity risk’ Measures the impact of changes in commodity prices and volatilities, including the basis between related commodities (e.g. Brent vs. WTI crude prices).
‘Common Equity Tier 1 (CET1) capital’ The highest quality form of regulatory capital under CRR that comprises common shares issued and related share premium, retained earnings and other reserves, less specified regulatory adjustments.
‘Common Equity Tier 1 (CET1) ratio’ A measure of Common Equity Tier 1 capital expressed as a percentage of RWAs.
‘Compensation: income ratio’ The ratio of compensation expense over total income. Compensation represents total staff costs less non-compensation items consisting of outsourcing, staff training, redundancy costs and retirement costs.
‘Comprehensive Capital Analysis and Review (CCAR)’ An annual exercise, required by and evaluated by the Federal Reserve, through which the largest bank holding companies operating in the US assess whether they have sufficient capital to continue operations through periods of economic and financial stress and have robust capital-planning processes that account for their unique risks.
‘Comprehensive Risk Capital Charge (CRCC)’ An estimate of all the material market risks, including rating migration and default, for the correlation trading portfolio.
‘Comprehensive Risk Measure (CRM)’ An estimate of all the material market risks, including rating migration and default, for the correlation trading portfolio. Also referred to as All Price Risk (APR) and Comprehensive Risk Capital Charge (CRCC).

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‘Conduct risk’ The risk of poor outcomes for, or harm to, customers, clients and markets, arising from the delivery of the Group’s products and services. ‘Constant Currency Basis’ Excluding the impact of foreign currency conversion to GBP when comparing financial results in two different financial periods.
‘Consumer, Cards and Payments (CC&P)’ Comprises the International Cards and Consumer Bank (including Barclays US Consumer Bank and Barclaycard Germany), Payments (including merchant acquiring and commercial payments) and Private Bank businesses.
‘Coronavirus Business Interruption Loan Scheme (CBILS)’ A loan scheme by the British Business Bank (BBB) to support UK based small and medium-sized businesses (turnover of up to £45 million) adversely impacted by COVID-19. The CBILS scheme provided loans of up to £5 million which are backed by an 80% UK Government (BBB) guarantee. The UK Government will pay interest and fees for the first 12 months on behalf of the borrowers, subject to terms and conditions. This scheme ended on 31 March 2021.
'Coronavirus Large Business Interruption Loan Scheme (CLBILS)’ A loan scheme by the British Business Bank (BBB) to support UK based medium-sized businesses (turnover above £45 million, but with no access to Covid Corporate Finance Facility (CCFF)) adversely impacted by COVID-19. The CLBILS scheme provided loans of up to £200 million which are backed by an 80% UK Government (BBB) guarantee. This scheme ended on 31 March 2021.
‘Corporate and Investment Bank (CIB)’ The Investment Banking, Corporate Banking and Global Markets businesses which form part of Barclays International.
‘Correlation risk’ Refers to the change in marked to market value of a security when the correlation between the underlying assets changes over time.
‘Cost of Equity’ The rate of return targeted by the equity holders of a company.
‘Cost: income jaws’ Relationship of the percentage change movement in operating expenses relative to total income.
‘Cost: income ratio’ Total operating expenses divided by total income.
‘Countercyclical Capital Buffer (CCyB)’ An additional buffer introduced as part of the CRD IV package that requires banks to have an additional cushion of CET 1 capital with which to absorb potential losses, enhancing their resilience and contributing to a stable financial system.
‘Countercyclical leverage ratio buffer (CCLB)’ A macroprudential buffer that has applied to specific PRA regulated institutions since 2018 and is calculated at 35% of any risk weighted countercyclical capital buffer set by the Financial Policy Committee (FPC).  The CCLB applies in addition to the minimum of 3.25% and any G-SII additional leverage ratio buffer that applies.
‘Counterparty credit risk (CCR)’ The risk that a counterparty to a transaction could default before the final settlement of a transaction’s cash flows. In the context of RWAs, a component of RWAs that represents the risk of loss from derivatives, repurchase agreements and similar transactions as a result of the default of the counterparty.
‘Coverage ratio’ This represents the percentage of impairment allowance reserve against the gross exposure.
‘Covered bonds’ Debt securities backed by a portfolio of mortgages that are segregated from the issuer’s other assets solely for the benefit of the holders of the covered bonds.
‘Covid Corporate Financing Facility (CCFF)’ Bank of England (BOE) scheme to support liquidity among larger investment grade firms which make a material UK contribution, helping to bridge COVID-19 disruption to their cash flows. The Bank of England provided liquidity by purchasing short-term debt in the form of commercial paper from corporates. Barclays acts as dealer. This scheme closed for new purchases of commercial paper with effect from 23 March 2021.
‘CRD IV’ The Fourth Capital Requirements Directive, comprising an EU Directive and an accompanying Regulation (CRR) that together prescribe EU capital adequacy and liquidity requirements, and which implements Basel 3 in the European Union.
‘CRD V’ The Fifth Capital Requirements Directive, comprising an EU amending Directive and an accompanying amending Regulation (CRR II) that together prescribe EU capital adequacy and liquidity requirements, and which implements enhanced Basel 3 proposals in the European Union.
‘Credit conversion factor (CCF)’ A factor used to estimate the risk from off-balance sheet commitments for the purpose of calculating the total Exposure at Default (EAD) used to calculate RWAs.
‘Credit default swaps (CDS)’ A contract under which the protection seller receives premiums or interest-related payments in return for contracting to make payments to the protection buyer in the event of a defined credit event. Credit events normally include bankruptcy, payment default on a reference asset or assets, or downgrades by a rating agency.

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‘Credit derivatives (CDs)’ An arrangement whereby the credit risk of an asset (the reference asset) is transferred from the buyer to the seller of the protection.
‘Credit impairment charges’ Impairment charges on loans and advances to customers and banks and impairment charges on fair value through other comprehensive income assets and reverse repurchase agreements.
‘Credit market exposures’ Assets and other instruments relating to commercial real estate and leveraged finance businesses that have been significantly impacted by the deterioration in the global credit markets. The exposures include positions subject to fair value movements in the Income Statement, positions that are classified as loans and advances, and available for sale and other assets.
‘Credit quality step’ An indicator of credit risk. In the context of the Standardised Approach to calculating credit risk RWAs, a “credit quality assessment scale” maps the credit assessments of a recognised credit rating agency or export credit agency to certain “credit quality steps” that determine the risk weight to be applied to an exposure.
‘Credit rating’ An evaluation of the creditworthiness of an entity seeking to enter into a credit agreement.
‘Credit risk’ The risk of loss to Barclays from the failure of clients, customers or counterparties, including sovereigns, to fully honour their obligations to Barclays, including the whole and timely payment of principal, interest, collateral and other receivables. In the context of RWAs, it is the component of RWAs that represents the risk of loss in loans and advances and similar transactions resulting from the default of the counterparty.
‘Credit risk mitigation’ A range of techniques and strategies used to actively mitigate credit risks to which the bank is exposed. These can be broadly divided into three types: collateral, netting and set-off, and risk transfer.
‘Credit spread’ The premium over the benchmark or risk-free rate required by the market to accept a lower credit quality.
‘Credit Valuation Adjustment (CVA)’ The difference between the risk-free value of a portfolio of trades and the market value which takes into account the counterparty’s risk of default. The CVA therefore represents an estimate of the adjustment to fair value that a market participant would make to incorporate the credit risk of the counterparty due to any failure to perform contractual agreements.
‘Customer assets’ Represents loans and advances to customers. Average balances are calculated as the sum of all daily balances for the year to date divided by number of days in the year to date.
‘Customer deposits’ In the context of the Liquidity Risk section, money deposited by all individuals and companies that are not credit institutions. Such funds are recorded as liabilities in the Barclays Group’s balance sheet under “deposits at amortised cost”.
‘Customer liabilities’ See ‘Customer deposits’.
‘Daily Value at Risk (DVaR)’ An estimate of the potential loss which might arise from market movements under normal market conditions if the current positions were to be held unchanged for one business day, measured to a specified confidence level.
‘DBRS’ DBRS Morningstar, a credit rating agency.
‘Debit Valuation Adjustment (DVA)’ The opposite of Credit Valuation Adjustment (CVA). It is the difference between the risk-free value of a portfolio of trades and the market value which takes into account the Barclays Group’s risk of default. The DVA, therefore, represents an estimate of the adjustment to fair value that a market participant would make to incorporate the credit risk of the Barclays Group due to any failure to perform contractual obligations. The DVA decreases the value of a liability to take into account a reduction in the remaining balance that would be settled should the Barclays Group default or not perform any contractual obligations.
‘Debt buybacks’ Purchases of the Barclays Group’s issued debt securities, including equity accounted instruments, leading to their de-recognition from the balance sheet.
‘Debt securities in issue’ Transferable securities evidencing indebtedness of the Barclays Group. These are liabilities of the Barclays Group and include certificates of deposit and commercial paper.
‘Default grades’ The Barclays Group classifies ranges of default probabilities into a set of 21 intervals called default grades, in order to distinguish differences in the PD risk.
‘Default fund contributions’ The contribution made by members of a Central Counterparty (CCP).  All members are required to contribute to this fund in advance of using a CCP. The default fund can be used by the CCP to cover losses incurred by the CCP where losses are greater than the margins provided by a defaulting member.
‘Delinquency’ See ‘Arrears’.

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‘Derivatives netting’ Adjustments applied across asset and liability marked to market derivative positions pursuant to legally enforceable bilateral netting agreements and eligible cash collateral received in derivative transactions that meet the requirements of BCBS 270 (Basel III leverage ratio framework and disclosure requirements).
‘Diversification effect’ Reflects the fact that the risk of a diversified portfolio is smaller than the sum of the risks of its constituent parts. It is measured as the sum of the individual asset class Daily Value at Risk (DVaR) estimates less the total DVaR.
‘Dodd-Frank Act (DFA)’ The US Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010.
‘Domestic Liquidity Sub-Group Arrangement (DoLSub)’ An intra-group capital and liquidity support agreement that secures certain regulatory permissions authorised by the Prudential Regulation Authority (PRA).
‘Economic Value of Equity (EVE)’ A measure of the potential change in value of expected future cash flows due to an adverse interest rate movement, based on existing balance sheet run-off profile.
'Effective Expected Positive Exposure (EEPE)' The weighted average over time of effective expected exposure. The weights are the proportion that an individual exposure represents of the entire exposure horizon time interval.
‘Effective interest rate (EIR)’ As defined in IFRS 9 Financial Instruments, effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial asset or financial liability to the gross carrying amount of a financial asset or to the amortised cost of a financial liability.
‘Eligible liabilities’ Liabilities and capital instruments that are eligible to meet MREL that do not already qualify as own funds.
‘Encumbrance’ The use of assets to secure liabilities, such as by way of a lien or charge.
‘Enterprise Risk Management Framework (ERMF)’ The Barclays Group’s risk management responsibilities are laid out in the Enterprise Risk Management Framework, which describes how Barclays identifies and manages risk. The framework identifies the principal risks faced by the Barclays Group, sets out risk appetite requirements, sets out roles and responsibilities for risk management, and sets out risk committee structure.
‘Equities’ Trading businesses encompassing Cash Equities, Equity Derivatives & Equity Financing, part of CIB.
‘Equity and stock index derivatives’ Derivatives whose value is derived from equity securities. This category includes equity and stock index swaps and options (including warrants, which are equity options listed on an exchange). The Barclays Group also enters into fund-linked derivatives, being swaps and options whose underlyings include mutual funds, hedge funds, indices and multi-asset portfolios. An equity swap is an agreement between two parties to exchange periodic payments, based upon a notional principal amount, with one side paying fixed or floating interest and the other side paying based on the actual return of the stock or stock index. An equity option provides the buyer with the right, but not the obligation, either to purchase or sell a specified stock, basket of stocks or stock index at a specified price or level on or before a specified date.
‘Equity risk’ In the context of trading book capital requirements, the risk of change in market value of an equity investment.
‘Equity structural hedge’ An interest rate hedge in place to reduce earnings volatility of the overnight / short-term equity investment and to smooth the income over a medium/long term.
‘EU Risk Reduction Measure package’ A collection of amending Regulations and Directives that update core EU regulatory texts and which came into force on 27 June 2019.
‘Euro Interbank Offered Rate (EURIBOR)’ A benchmark interest rate at which banks can borrow funds from other banks in the European interbank market.
‘Europe’ Geographic segment comprising countries in which Barclays operates within the EU (excluding the UK), Northern Continental and Eastern Europe.
‘European Banking Authority (EBA)’ The EBA is an independent EU Authority which works to ensure effective and consistent prudential regulation and supervision across the European banking sector. Its overall objectives are to maintain financial stability in the EU and to safeguard the integrity, stability, efficiency and orderly functioning of the banking sector.
‘European Securities and Markets Authority (ESMA)’ An independent European Supervisory Authority with the remit of enhancing the protection of investors and reinforcing stable and well-functioning financial markets in the European Union.
‘Eurozone’ Represents the 20 European Union countries that have adopted the Euro as their common currency. The 19 countries are Austria, Belgium, Croatia, Cyprus, Estonia, Finland, France, Germany, Greece, Ireland, Italy, Latvia, Lithuania, Luxembourg, Malta, Netherlands, Portugal, Slovakia, Slovenia and Spain.

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‘Expected Credit Losses (ECL)’ A present value measure of the credit losses expected to result from default events that may occur during a specified period of time. ECLs must reflect the present value of cash shortfalls, and the unbiased and probability weighted assessment of a range of outcomes.
‘Expected Losses’ A regulatory measure of anticipated losses for exposures captured under an Internal Ratings Based credit risk approach for capital adequacy calculations. It is measured as the Barclays Group's modelled view of anticipated losses based on Probability of Default (PD), Loss Given Default (LGD) and Exposure at Default (EAD), with a one-year time horizon.
’Expert lender models’ Models of risk measures that are used for parts of the portfolio where the risk drivers are specific to a particular counterparty, but where there is insufficient data to support the construction of a statistical model. These models utilise the knowledge of credit experts that have in depth experience of the specific customer type being modelled.
‘Exposure’ Generally refers to positions or actions taken by a bank, or consequences thereof, that may put a certain amount of a bank’s resources at risk.
‘Exposure at Default (EAD)’ The estimation of the extent to which the Barclays Group may be exposed to a customer or counterparty in the event of, and at the time of, that customer’s or counterparty’s default. At default, the customer may not have drawn the loan fully or may already have repaid some of the principal, so that exposure may be less than the approved loan limit.
‘External Credit Assessment Institutions (ECAI)’ Institutions whose credit assessments may be used by credit institutions for the determination of risk weight exposures according to CRR.
‘External ratings based approach / internal assessment approach (SEC-ERBA / IAA)’ This is a method to calculate risk-weighted exposure amounts for securitisation positions. Under the SEC-ERBA approach, regulatory capital is assigned to securitisation tranches on the basis of their external credit rating. The SEC-ERBA approach can also be used for unrated ABCP exposures where the institution has the regulatory permission to use the Internal Assessment Approach (IAA) to assign a credit rating to the unrated ABCP exposure.
‘Exchange-traded notes (ETNs)’ Unsecured debt securities that track an underlying index of securities and trade on a stock exchange.
‘Federal Housing Finance Agency (FHFA)’ An independent federal agency in the United States that oversees the secondary mortgage market and regulates Fannie Mae and Freddie Mac, as well as 11 Federal Home Loan banks. The FHFA also sets the Housing Price Index (HPI) in the United States.
‘Federal Reserve Board (FRB)’ The Board of Governors of the Federal Reserve System, commonly known as the Federal Reserve Board, is responsible for – amongst other things – setting monetary policy in the US.
'FICC' Represents Macro (including rates and currency), Credit and Securitised products, part of CIB.
'Financial Policy Committee (FPC)' The Bank of England’s Financial Policy Committee identifies, monitors and takes action to remove or reduce systemic risks with a view to protecting and enhancing the resilience of the UK financial system. The FPC also has a secondary objective to support the economic policy of the UK Government.
‘Financial Conduct Authority (FCA)’ The statutory body responsible for conduct of business regulation and supervision of UK authorised firms. The FCA also has responsibility for the prudential regulation of firms that do not fall within the PRA’s scope.
‘Financial Services Compensation Scheme (FSCS)’ The UK’s fund for compensation of customers of authorised financial services firms that are unable to pay claims.
‘Financial collateral comprehensive method (FCCM)’ A counterparty credit risk exposure calculation approach which applies volatility adjustments to the market value of exposure and collateral when calculating RWA values.
‘Financial Stability Board (FSB)’ An international body that monitors and makes recommendations about the global financial system. It promotes international financial stability by coordinating national financial authorities and international standard-setting bodies as they work toward developing strong regulatory, supervisory and other financial sector policies. It fosters a level playing field by encouraging coherent implementation of these policies across sectors and jurisdictions.
‘Fitch’ A credit rating agency.
‘Forbearance Programmes’ Forbearance programmes assist customers in financial difficulty through agreements to accept less than contractual amounts due where financial distress would otherwise prevent satisfactory repayment within the original terms and conditions of the contract. These agreements may be initiated by the customer, Barclays or a third party and include approved debt counselling plans, minimum due reductions, interest rate concessions and switches from capital and interest repayments to interest-only payments.

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‘Foreclosures in Progress’ The process by which a bank initiates legal action against a customer with the intention of terminating a loan agreement whereby the bank may repossess the property used as collateral for the loan subject to applicable law and recover amounts it is owed.
‘Foreign exchange derivatives’ The Barclays Group’s principal exchange rate-related contracts are forward foreign exchange contracts, currency swaps and currency options. Forward foreign exchange contracts are agreements to buy or sell a specified quantity of foreign currency, usually on a specified future date at an agreed rate. Currency swaps generally involve the exchange, or notional exchange, of equivalent amounts of two currencies and a commitment to exchange interest periodically until the principal amounts are re-exchanged on a future date. Currency options provide the buyer with the right, but not the obligation, either to purchase or sell a fixed amount of a currency at a specified exchange rate on or before a future date. As compensation for assuming the option risk, the option writer generally receives a premium at the start of the option period.
‘Foreign exchange risk’ In the context of DVaR, the impact of changes in foreign exchange rates and volatilities.
'Foundation Internal Ratings Based (F-IRB)’ See ‘Internal Ratings Based (IRB)’.
‘Full time equivalent (FTE)’ Full time equivalent units are the on-job hours paid for employee services divided by the number of ordinary-time hours normally paid for a full-time staff member when on the job (or contract employees where applicable).
‘Fully loaded’ When a measure is presented or described as being on a fully loaded basis, it is calculated without applying the transitional provisions set out in Part Ten of CRR.
‘Funded credit protection’ A technique of credit risk mitigation where the reduction of the credit risk on the exposure of an institution derives from the right of that institution, in the event of the default of the counterparty or on the occurrence of other specified credit events relating to the counterparty, to liquidate, or to obtain transfer or appropriation of, or to retain certain assets or amounts, or to reduce the amount of the exposure to, or to replace it with the amount of the difference between the amount of the exposure and the amount of a claim on the institution.
‘Gains on acquisitions’ The amount by which an acquirer’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities, recognised in a business combination, exceeds the cost of the combination.
‘General Data Protection Regulation (GDPR)’ GDPR (Regulation (EU) 2016/679) is a regulation intended to strengthen and unify data protection for all individuals within the European Union. GDPR forms part of UK law pursuant to the European Union (Withdrawal) Act 2018, as amended.
‘General market risk’ The risk of a price change in a financial instrument due to a change in the level of interest rates or owing to a broad equity market movement unrelated to any specific attributes of individual securities.
‘Global Systemically Important Banks (G-SIBs or G-SIIs)’ Global financial institutions whose size, complexity and systemic interconnectedness, mean that their distress or failure would cause significant disruption to the wider financial system and economic activity. The Financial Stability Board and the Basel Committee on Banking Supervision publish a list of global systemically important banks.
‘G-SII additional leverage ratio buffer (G-SII ALRB)’ A macroprudential buffer that applies to G-SIBs and other major domestic UK banks and building societies, including banks that are subject to ring-fencing requirements. The G-SII ALRB will be calibrated as 35% (on a phased basis) of the combined buffers that apply to the bank.
‘G-SII Buffer’ Common Equity Tier 1 capital required to be held under CRD to ensure that G-SIBs build up surplus capital to compensate for the systemic risk that such institutions represent to the financial system.
’Grandfathering’ In the context of capital resources, the phasing in of the application of instrument eligibility rules which allows CRR and CRR II non-compliant capital instruments to be included in regulatory capital subject to certain thresholds which decrease over the transitional period.
‘Gross charge-off rates’ Represents the balances charged-off to recoveries in the reporting period, expressed as a percentage of average outstanding balances excluding balances in recoveries. Charge-off to recoveries generally occurs when the collections focus switches from the collection of arrears to the recovery of the entire outstanding balance, and represents a fundamental change in the relationship between the bank and the customer. This is a measure of the proportion of customers that have gone into default during the period.
‘Gross Domestic Product (GDP)’ Measures the total value of goods and services produced in a country within a specific time period.
‘Gross write-off rates’ Expressed as a percentage and represent balances written off in the reporting period divided by gross loans and advances held at amortised cost at the balance sheet date.

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‘Gross new lending’ New lending advanced to customers during the period.
‘Guarantee’ Unless otherwise described, an undertaking by a third party to pay a creditor should a debtor fail to do so. It is a form of credit substitution.
‘Head Office’ Comprises head office central support, central treasury operations, Barclays Execution Services assets and legacy businesses.
‘High-Net-Worth’ Businesses within Barclays UK and Barclays International that provide banking and other services to high net worth customers.
‘High quality liquidity assets (HQLA)’ HQLA comprise eligible and unencumbered cash or assets that can be converted into cash at little or no loss of value in private markets, to meet liquidity needs arising from a liquidity stress scenario or event. Please refer to ‘Level 1 assets’ and ‘Level 2 assets’.
‘High Risk’ In retail banking, ‘High Risk’ is defined as the subset of up-to-date customers who, either through an event or observed behaviour, exhibit potential financial difficulty. Where appropriate, these customers are proactively contacted to assess whether assistance is required.
‘Home loan’ A loan to purchase a residential property. The property is then used as collateral to guarantee repayment of the loan. The borrower gives the lender a lien against the property and the lender can foreclose on the property if the borrower does not repay the loan per the agreed terms. Also known as a residential mortgage.
‘IHC’ or ‘US IHC’ Barclays US LLC, the intermediate holding company established by Barclays in July 2016, which holds most of Barclays’ subsidiaries and assets in the US.
'Internal Model Approach (IMA)’ In the context of RWAs, a method for calculating RWAs where the exposure amount has been derived via the use of a PRA approved internal market risk model.
'Internal Model Method (IMM)’ In the context of RWAs, a method for calculating RWAs where the exposure amount has been derived via the use of a PRA approved internal counterparty credit risk model.
‘Identified Impairment (II)’ Specific impairment allowances for financial assets, estimated individually.
‘IFRS 9 transitional arrangements’ Following the application of IFRS 9 as of 1 January 2018, transitional arrangements under which Article 473a of CRR permits institutions to phase-in the impact on capital and leverage ratios of the impairment requirements under the new accounting standard.
‘Impairment Allowances’ A provision held on the balance sheet as a result of the raising of a charge against profit for expected losses in the lending book. An impairment allowance may either be identified or unidentified, and individual or collective.
‘Income’ Total income, unless otherwise specified.
‘Incremental Risk Charge (IRC)’ An estimate of the incremental risk arising from rating migrations and defaults for traded debt instruments beyond what is already captured in specific market risk VaR for the non-correlation trading portfolio.
‘Independent Validation Unit (IVU)’ The function within Barclays responsible for independent review, challenge and approval of all models.
‘Individual liquidity guidance (ILG)’ Guidance given to a bank about the amount, quality and funding profile of liquidity resources that the PRA has asked the bank to maintain.
‘Inflation risk’ In the context of DVaR, the impact of changes in inflation rates and volatilities on cash instruments and derivatives.
‘Insurance Risk’ The risk of the Barclays Group’s aggregate insurance premiums received from policyholders under a portfolio of insurance contracts being inadequate to cover the claims arising from those policies.
‘Interchange’ Income paid to a credit card issuer for the clearing and settlement of a sale or cash advance transaction.
‘Interest-only home loans’ Under the terms of these loans, the customer makes payments of interest only for the entire term of the mortgage, although customers may make early repayments of the principal within the terms of their agreement. The customer is responsible for repaying the entire outstanding principal on maturity, which may require the sale of the mortgaged property.
‘Interest rate derivatives’ Derivatives linked to interest rates. This category includes interest rate swaps, collars, floors options and swaptions. An interest rate swap is an agreement between two parties to exchange fixed rate and floating rate

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interest by means of periodic payments based upon a notional principal amount and the interest rates defined in the contract. Certain agreements combine interest rate and foreign currency swap transactions, which may or may not include the exchange of principal amounts. A basis swap is a form of interest rate swap, in which both parties exchange interest payments based on floating rates, where the floating rates are based upon different underlying reference indices. In a forward rate agreement, two parties agree a future settlement of the difference between an agreed rate and a future interest rate, applied to a notional principal amount. The settlement, which generally occurs at the start of the contract period, is the discounted present value of the payment that would otherwise be made at the end of that period.
‘Interest rate risk’ The risk of interest rate volatility adversely impacting the Barclays Group’s Net Interest Margin. In the context of the calculation of market risk DVaR, measures the impact of changes in interest (swap) rates and volatilities on cash instruments and derivatives.
‘Interest rate risk in the banking book (IRRBB)’ The risk that the Barclays Group is exposed to capital or income volatility because of a mismatch between the interest rate exposures of its (non-traded) assets and liabilities.
‘Internal Assessment Approach (IAA)’ One of three types of calculation that a bank with permission to use the Internal Ratings Based (IRB) approach may apply to securitisation exposures. It consists of mapping a bank's internal rating methodology for credit exposures to those of an External Credit Assessment Institution (ECAI) to determine the appropriate risk weight based on the ratings based approach. Its applicability is limited to ABCP programmes related to liquidity facilities and credit enhancement.
‘Internal Capital Adequacy Assessment Process (ICAAP)’ It describes how the Group identifies, manages and qualifies the risks it is exposed to, in pursuit of its business strategy. It assesses whether the quality and quantity of capital is available to absorb capital losses for the risks the firm undertakes. The capital adequacy is assessed on a point of time basis and on a forward looking basis taking into account baseline and stressed economic capital conditions.
‘Internal Ratings Based (IRB)’ An approach under the CRR framework that relies on the bank’s internal models to derive the risk weights. The IRB approach is divided into two alternative applications, Advanced and Foundation:
–Advanced Internal Ratings Based (A-IRB): the bank uses its own estimates of Probability of Default (PD), Loss Given Default (LGD) and credit conversion factor to model a given risk exposure.
–Foundation Internal Ratings Based (F-IRB): the bank applies its own PD as for A-IRB, but it uses standard parameters for the LGD and the credit conversion factor. The Foundation IRB approach is specifically designed for wholesale credit exposures. Hence retail, equity, securitisation positions and non-credit obligations asset exposures are treated under standardised or A-IRB.
‘Internal Ratings Based approach (SEC-IRBA)’ This is a method to calculate risk-weighted exposure amounts for securitisation positions. Under this method, an institution must be able to model regulatory capital requirements for underlying exposures in the securitisation as if these had not been securitised (‘KIRB’), subject to certain other inputs and criteria.
‘IRB Roadmap’ Introduction of several EBA technical standards and sets of guidelines developed with the intent to reduce unwarranted variability across firms in IRB Risk-Weighted Assets for Credit Risk. PRA required UK firms to implement these changes from 1 January 2022.
‘Investment Bank’ The Barclays Group’s investment bank which consists of origination led and returns focused Global Markets and Investment Banking businesses, which forms part of the Corporate and Investment Bank segment of Barclays International.
‘Investment Banking Fees’ In the context of Investment Bank analysis of Total Income, fees generated from origination activity businesses – including financial advisory, debt and equity underwriting.
‘Investment grade’ A debt security, treasury bill or similar instrument with a credit rating of AAA to BBB as measured by external credit rating agencies.
‘ISDA Master Agreement’ The most commonly used master contract for OTC derivative transactions internationally. It is part of a framework of documents, designed to enable OTC derivatives to be documented fully and flexibly. The framework consists of a master agreement, a schedule, confirmations, definitions booklets, and a credit support annex. The ISDA Master Agreement is published by the International Swaps and Derivatives Association, commonly known as “ISDA”.
‘Key Risk Scenarios (KRS)’ Key Risk Scenarios are a summary of the extreme potential risk exposure for each Key Risk in each business and function, including an assessment of the potential frequency of risk events, the average size of losses and three extreme scenarios. The Key Risk Scenario assessments are a key input to the Advanced Measurement Approach (AMA) calculation of regulatory and economic capital requirements.

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‘Large exposure’ A large exposure is defined as the total exposure of a bank to a counterparty or group of connected clients, whether in the banking book or trading book or both, which in aggregate equals or exceeds 10% of the bank's eligible capital.
‘Legal risk’ The risk of loss or imposition of penalties, damages or fines from the failure of the Barclays Group to meet its legal obligations including regulatory or contractual requirements.
‘Lending’ In the context of Investment Bank analysis of Total Income, lending income includes Net Interest Income (NII), gains or losses on loan sale activity, and risk management activity relating to the loan portfolio.
‘Letters of credit’ A letter typically used for the purposes of international trade guaranteeing that a debtor’s payment to a creditor will be made on time and in full. In the event that the debtor is unable to make payment, the bank will be required to cover the full or remaining amount of the purchase.
‘Level 1 assets’ High quality liquid assets (HQLA) under the Basel Committee’s Liquidity Coverage Ratio (LCR), including cash, central bank reserves and higher quality government securities.
‘Level 2 assets’ High quality liquid assets (HQLA) under the Basel Committee’s Liquidity Coverage Ratio (LCR), comprising Level 2A assets, including, e.g. lower quality government securities, Covered Bonds and corporate debt securities, and Level 2B assets, including, e.g. lower rated corporate bonds, Residential Mortgage-Backed Securities and equities that meet certain conditions.
‘Lifetime expected credit losses’ An assessment of expected losses associated with default events that may occur during the life of an exposure, reflecting the present value of cash shortfalls over the remaining expected life of the asset.
‘Lifetime Probability’ The likelihood of accounts entering default during the expected remaining life of the asset.
‘Liquidity Coverage Ratio (LCR)’ The ratio of the stock of High quality liquid assets to expected net cash outflows over the next 30 days. High-quality liquid assets should be unencumbered, liquid in markets during a time of stress and, ideally, be central bank eligible. These include cash and claims on central governments and central banks.
‘Liquidity Pool’ The Barclays Group liquidity pool comprises cash at central banks and highly liquid collateral specifically held by the Barclays Group as a contingency to enable the bank to meet cash outflows in the event of stressed market conditions.
‘Liquidity Risk’ The risk that the Barclays Group is unable to meet its contractual or contingent obligations, or that it does not have the appropriate amount, tenor and composition of funding and liquidity to support its assets.
‘Liquidity risk appetite (LRA)’ The level of liquidity risk that the Barclays Group chooses to take in pursuit of its business objectives and in meeting its regulatory obligations.
‘Liquidity Risk Management Framework (the Liquidity Framework)’ The Liquidity Risk Management Framework, which is sanctioned by the Board Risk Committee, incorporates liquidity policies, systems and controls that the Barclays Group has implemented to manage liquidity risk within tolerances approved by the Board and regulatory agencies.
‘Litigation and conduct charges’ or ‘Litigation and conduct’ Litigation and conduct charges include regulatory fines, litigation settlements and conduct-related customer redress.
‘Loan loss rate’ Quoted in basis points and represents total impairment charges divided by gross loans and advances held at amortised cost at the balance sheet date.
‘Loan to deposit ratio’ or ‘Loan: deposit ratio’ Loans and advances at amortised costs divided by deposits at amortised cost.
‘Loan to value (LTV) ratio’ Expresses the amount borrowed against an asset (i.e. a mortgage) as a percentage of the appraised value of the asset. The ratios are used in determining the appropriate level of risk for the loan and are generally reported as an average for new mortgages or an entire portfolio. Also see ‘Marked to market (MTM) LTV ratio’.
‘London Interbank Offered Rate (LIBOR)’ A benchmark interest rate at which banks can borrow funds from other banks in the London interbank market, currently phased out for certain currencies.
‘Loss Given Default (LGD)’ The percentage of Exposure at Default (EAD) that will not be recovered following default. LGD comprises the actual loss (the part that is not expected to be recovered), together with the economic costs associated with the recovery process.
‘Management VaR’ A measure of the potential loss of value arising from unfavourable market movements at a specific confidence level, if current positions were to be held unchanged for a predefined period. Corporate and Investment Bank uses Management VaR with a two-year equally weighted historical period, at a 95% confidence level, with a one day holding period.

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‘Mandatory break clause’ In the context of counterparty credit risk, a contract clause that means a trade will be ended on a particular date.
‘Marked to market approach’ A counterparty credit risk exposure calculation approach which uses the current marked to market value of derivative positions as well as a potential future exposure add-on to calculate an exposure to which a risk weight can be applied. This is also known as the Current Exposure Method.
‘Marked to market (MTM) LTV ratio’ The loan amount as a percentage of the current value of the asset used to secure the loan. Also see ‘Balance weighted Loan to Value (LTV) ratio’ and ‘Valuation weighted Loan to Value (LTV) ratio'.
‘Market risk’ The risk of loss arising from potential adverse changes in the value of the Barclays Group’s assets and liabilities from fluctuations in market variables including, but not limited to, interest rates, foreign exchange, equity prices, commodity prices, credit spreads, implied volatilities and asset correlations.
‘Master netting agreement’ An agreement that provides for a single net settlement of all financial instruments and collateral covered by the agreement in the event of the counterparty’s default, bankruptcy or insolvency, resulting in a reduced exposure.
‘Master trust securitisation programme’ A securitisation structure where a trust is set up for the purpose of acquiring a pool of receivables. The trust issues multiple series of securities backed by these receivables.
‘Material Risk Takers (MRTs)’ Categories of staff whose professional activities have or are deemed to have a material impact on Barclays’ risk profile, as determined in accordance with the European Banking Authority regulatory technical standard on the identification of such staff.
‘Maximum Distributable Amount (MDA)’ The MDA is a factor representing the available distributable profit of an institution whilst remaining in excess of its Combined Buffer Requirement (CBR). CRD IV places restrictions on a bank’s dividend, AT1 coupon and variable compensation decisions depending on its proximity to meeting the buffer.
‘Medium-Term Notes (MTNs)’ Corporate notes (or debt securities) continuously offered by a company to investors through a dealer. Investors can choose from differing maturities, ranging from under 1 year to 30 years. They can be issued on a fixed or floating coupon basis or with an exotic coupon; with a fixed maturity date (non-callable) or with embedded call or put options or early repayment triggers. MTNs are most generally issued as senior, unsecured debt.
‘Methodology and policy’ In the context of the Capital Risk section of the Barclays PLC Annual Report (or equivalent section in quarterly or half yearly results), the effect on RWAs of methodology changes driven by regulatory policy changes.
‘MiFID II’ Refers to either the Markets in Financial Instruments Directive 2014/65/EC and the Markets in Financial Instruments Regulation 600/2014 (as amended from time to time), which together are European Union law that provide harmonised regulation for investment services across the member states of the European Economic Area, or these rules and regulations as they form part of UK law pursuant to the European Union (Withdrawal) Act 2018 (as amended from time to time), as applicable.
‘Minimum requirement for own funds and eligible liabilities (MREL)’ A European Union-wide requirement under the Bank Recovery and Resolution Directive for all European banks and investment banks to hold a minimum level of equity and/or loss absorbing eligible liabilities to ensure the operation of the bail-in tool to absorb losses and recapitalise an institution in resolution or these rules and regulations as they form part of UK law pursuant to the European Union (Withdrawal) Act 2018 (as amended from time to time), as applicable. An institution’s MREL requirement is set by its resolution authority. Amendments in the EU Risk Reduction Measure package are designed to align MREL and TLAC for EU G-SIBs.
‘Model risk’ The risk of the potential adverse consequences from financial assessments or decisions based on incorrect or misused model outputs and reports.
‘Model updates’ In the context of the Capital Risk section of the Barclays PLC Annual Report (or equivalent section in quarterly or half yearly results), changes in RWAs caused by model implementation, changes in model scope or any changes required to address model malfunctions.
‘Model validation’ Process through which models are independently challenged, tested and verified to prove that they have been built, implemented and used correctly, and that they continue to be fit-for-purpose.
‘Modelled VaR’ In the context of RWAs, market risk calculated using Value at Risk models laid down by the CRR and supervised by the PRA.
‘Money market funds’ Investment funds typically invested in short-term debt securities.
‘Monoline derivatives’ Derivatives with a monoline insurer such as credit default swaps referencing the underlying exposures held.

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‘Moody’s’ A credit rating agency.
‘Mortgage Servicing Rights (MSR)’ A contractual agreement in which the right to service an existing mortgage is sold by the original lender to another party that specialises in the various functions involved with servicing mortgages.
‘Multilateral development banks’ Financial institutions created for the purposes of development, where membership transcends national boundaries.
‘National discretion’ Discretions in CRD given to EU member states to allow the local regulator additional powers in the application of certain CRD rules in its jurisdiction.
‘Net asset value per share’ Calculated by dividing shareholders’ equity, excluding non-controlling interests and other equity instruments, by the number of issued ordinary shares.
‘Net Interest Income (NII)’ The difference between interest income on assets and interest expense on liabilities.
‘Net Interest Margin (NIM)’ Net Interest Income (NII) divided by the sum of average customer assets.
‘Net investment income’ Changes in the fair value of financial instruments designated at fair value, dividend income and the net result on disposal of available for sale assets.
‘Net Stable Funding Ratio (NSFR)’ The ratio of available stable funding to required stable funding over a one-year time horizon, assuming a stressed scenario. The ratio is required to be over 100%. Available stable funding would include items such as equity capital, preferred stock with a maturity of over one year, or liabilities with a maturity of over one year. The required amount of stable funding is calculated as the sum of the value of the assets held and funded by the institution, multiplied by a specific required stable funding factor assigned to each particular asset type, added to the amount of potential liquidity exposure multiplied by its associated required stable funding factor.
‘Net trading income’ Gains and losses arising from trading positions which are held at fair value, in respect of both market-making and customer business, together with interest, dividends and funding costs relating to trading activities.
‘Net write-off rate’ Expressed as a percentage and represents balances written off in the reporting period less any post write-off recoveries divided by gross loans and advances held at amortised cost at the balance sheet date.
‘Net written credit protection’ In the context of leverage exposure, the net notional value of credit derivatives protection sold and credit derivatives protection bought.
‘New bookings’ The total of the original balance on accounts opened in the reporting period, including any applicable fees and charges included in the loan amount.
‘Non-asset backed debt instruments’ Debt instruments not backed by collateral, including government bonds, US agency bonds, corporate bonds, commercial paper, certificates of deposit, convertible bonds, corporate bonds and issued notes.
‘Non-Model Method (NMM)’ In the context of RWAs, a method for calculating RWAs where the exposure amount has been derived through the use of CRR norms, as opposed to an internal model.
‘Non-Traded Market Risk’ The risk that the current or future exposure in the banking book (i.e. non-traded book) will impact the bank's capital and/or earnings due to adverse movements in Interest or foreign exchange rates.
‘Non-Traded VaR’ Reflects the volatility in the value of the fair value through other comprehensive income (FVOCI) investments in the liquidity pool which flow directly through capital via the FVOCI reserve. The underlying methodology to calculate non-traded VaR is similar to Traded Management VaR, but the two measures are not directly comparable. The Non-Traded VaR represents the volatility to capital driven by the FVOCI exposures. These exposures are in the banking book and do not meet the criteria for trading book treatment.
‘Notch’ A single unit of measurement in a credit rating scale.
‘Notional amount’ The nominal or face amount of a financial instrument, such as a loan or a derivative, that is used to calculate payments made on that instrument.
‘Open Banking’ The Payment Services Directive (PSD2) and the Open API standards and data sharing remedy imposed by the UK Competition and Markets Authority following its Retail Banking Market Investigation Order.
‘Operating leverage’ Operating expenses compared to total income less credit impairment charges and other provisions.
‘Operational risk’ The risk of loss to the Barclays Group from inadequate or failed processes or systems, human factors or due to external events (e.g. fraud) where the root cause is not due to credit or market risks.

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‘Operational Riskdata eXchange Association (ORX)’ The Operational Riskdata eXchange Association (ORX) is a not-for-profit industry association dedicated to advancing the measurement and management of operational risk in the global financial services industry. Barclays is a member of ORX.
‘Origination led’ Focus on high-margin, low-capital fee-based activities and related hedging opportunities.
‘O-SII Buffer’ Common Equity Tier 1 capital required to be held under CRD to ensure that O-SIIs build up surplus capital to compensate for the systemic risk that such institutions represent to the financial system. As part of the implementation of CRD V requirements in the UK, the Other Systemically Important Institutions (O-SII) Buffer replaced the CRD IV Systemic Risk Buffer.
‘Other systemically important institutions (O-SII)’ Other systemically important institutions are institutions that are deemed to create risk to financial stability due to their systemic importance.
‘Over issuance of Securities’ over-issuance of US securities under the Barclays Bank PLC’s US shelf registration statements filed with the SEC in 2018 and 2019.
‘Over-the-counter (OTC) derivatives’ Derivative contracts that are traded (and privately negotiated) directly between two parties. They offer flexibility because, unlike standardised exchange-traded products, they can be tailored to fit specific needs.
‘Overall capital requirement’ The overall capital requirement is the sum of capital required to meet the total of a Pillar 1 requirement, a Pillar 2A requirement, a Global Systemically Important Institution (G-SII) buffer, a Capital Conservation Buffer (CCB) and a Countercyclical Capital Buffer (CCyB).
‘Own credit’ The effect of changes in the Barclays Group’s own credit standing on the fair value of financial liabilities.
‘Owner occupied mortgage’ A mortgage where the intention of the customer was to occupy the property at origination.
‘Own funds’ The sum of Tier 1 and Tier 2 capital.
‘Own funds and eligible liabilities ratio’ A risk-based ratio representing the own funds and eligible liabilities of the institution expressed as a percentage of total RWAs.
‘Past due items’ Refers to loans where the borrower has failed to make a payment when due under the terms of the loan contract.
‘Payment Protection Insurance (PPI) redress’ Provision for the settlement of PPI mis-selling claims and related claims management costs.
‘Pension Risk’ The risk of the Barclays Group’s earnings and capital being adversely impacted by the Barclays Group’s defined benefit obligations increasing or the value of the assets backing these defined benefit obligations decreasing due to changes in both the level and volatility of prices.
‘Performance costs’ The accounting charge recognised in the period for performance awards. For deferred incentives and long-term incentives, the accounting charge is spread over the relevant periods in which the employee delivers service.
‘Personal Banking’ The business within the UK that offers retail solutions to help customers with their day-to-day banking needs.
‘Period end allocated tangible equity’ Allocated tangible equity is calculated as 13.5% (2022: 13.5%) of RWAs for each business, adjusted for capital deductions, excluding goodwill and intangible assets, reflecting assumptions the Barclays Group uses for capital planning purposes. Head Office allocated tangible equity represents the difference between the Barclays Group’s tangible shareholders’ equity and the amounts allocated to businesses.
‘Pillar 1 requirements’ The minimum regulatory capital requirements to meet the sum of credit (including counterparty credit), market risk and operational risk.
‘Pillar 2A requirements’ The additional regulatory capital requirement to meet risks not captured under Pillar 1 requirements. These requirements are the outcome of the bank’s Internal Capital Adequacy Assessment Process (ICAAP) and the complementary supervisory review and evaluation carried out by the PRA.
‘Post-Model Adjustment (PMA)’ In the context of Basel models, a PMA is a short-term increase in regulatory capital applied at portfolio level to account for model input data deficiencies, inadequate model performance or changes to regulatory definitions (e.g. definition of default) to ensure the model output is accurate, complete and appropriate.

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‘Potential Future Exposure (PFE) on derivatives’ A regulatory calculation in respect of the Barclays Group’s potential future credit exposure on both exchange traded and OTC derivative contracts, calculated by assigning a standardised percentage (based on the underlying risk category and residual trade maturity) to the gross notional value of each contract.
‘PRA waivers’ PRA approvals that specifically give permission to the bank to either modify or waive existing rules. Waivers are specific to an organisation and require applications being submitted to and approved by the PRA.
‘Primary securitisations’ The issuance of securities (bonds and commercial papers) for fund-raising.
‘Primary Stress Tests’ In the context of Traded Market Risk, Stress Testing provides an estimate of potentially significant future losses that might arise from extreme market moves or scenarios. Primary Stress Tests apply stress moves to key liquidity risk factors for each of the major trading asset classes.
‘Prime Services’ Involves financing of fixed income and equity positions using Repo and stock lending facilities. The Prime Services business also provides brokerage facilitation services for hedge fund clients offering execution and clearance facilities for a variety of asset classes.
‘Principal’ In the context of a loan, the amount borrowed, or the part of the amount borrowed which remains unpaid (excluding interest).
‘Private equity investments’ Investments in equity securities in operating companies not quoted on a public exchange. Investment in private equity often involves the investment of capital in private companies or the acquisition of a public company that results in the delisting of public equity. Capital for private equity investment is raised by retail or institutional investors and used to fund investment strategies such as leveraged buyouts, venture capital, growth capital, distressed investments and mezzanine capital.
‘Principal Risks’ The principal risks affecting the Barclays Group, as described in the Risk Review section of the Barclays PLC Annual Report.
‘Pro-cyclicality’ Movements in financial variables (including capital requirements) following natural fluctuations in the economic cycle, where the subsequent impact on lending or other market behaviours acts as an amplification of the economic cycle by the financial sector.
‘Probability of Default (PD)’ The likelihood that a loan will not be repaid and will fall into default. PD may be calculated for each client who has a loan (normally applicable to wholesale customers/clients) or for a portfolio of clients with similar attributes (normally applicable to retail customers). To calculate PD, Barclays assesses the credit quality of borrowers and other counterparties and assigns them an internal risk rating. Multiple rating methodologies may be used to inform the rating decision on individual large credits, such as internal and external models, rating agency ratings, and for wholesale assets, market information such as credit spreads. For smaller credits, a single source may suffice such as the result from an internal rating model.
‘Product structural hedge’ An interest rate hedge put in place to reduce earnings volatility on product balances with instant access (such as non-interest bearing current accounts and managed rate deposits) and to smoothen the income over a medium/long term.
‘Properties in Possession held as ‘Loans and Advances to Customers’’ Properties in the UK and Italy where the customer continues to retain legal title but where the bank has enforced the possession order as part of the foreclosure process to allow for the disposal of the asset or the court has ordered the auction of the property.
‘Properties in Possession held as ‘Other Real Estate Owned’’ Properties in South Africa where the bank has taken legal ownership of the title as a result of purchase at an auction or similar and treated as ‘Other Real Estate Owned’ within other assets on the bank’s balance sheet.
‘Proprietary trading’ When a bank, brokerage or other financial institution trades on its own account, at its own risk, rather than on behalf of customers, so as to make a profit for itself.
‘Prudential Regulation Authority (PRA)’ The statutory body responsible for the prudential supervision of banks, building societies, insurers and a small number of significant investment banks in the UK. The PRA is a subsidiary of the Bank of England.
‘Prudential Valuation Adjustment (PVA)’ A calculation which adjusts the accounting values of positions held on the balance sheet at fair value to comply with regulatory valuation standards, which place greater emphasis on the inherent uncertainty around the value at which a trading book position could be exited.
‘Public benchmark’ Unsecured medium-term notes issued in public syndicated transactions.
‘Qualifying central bank claims’ An amount calculated in line with the PRA policy statement allowing banks to exclude claims on the central bank from the calculation of the leverage exposure measure, as long as these are matched by liabilities

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denominated in the same currency and of identical or longer maturity. Prior to 1 January 2022, banks were only permitted to exclude claims on the central bank which were matched by deposits (rather than liabilities).
‘Qualifying Revolving Retail Exposure (QRRE)’ In the context of the IRB approach to credit risk RWA calculations, an exposure meeting the criteria set out in Capital Requirements Regulation (CRR) Article 154.4. It includes most types of credit card exposure.
‘Rates’ In the context of Investment Bank income analysis, trading revenue relating to government bonds and interest rate derivatives.
‘Re-aging’ The returning of a delinquent account to up-to-date status without collecting the full arrears (principal, interest and fees).
‘Real Estate Mortgage Investment Conduits (REMICs)’ An entity that holds a fixed pool of mortgages and that is separated into multiple classes of interests for issuance to investors.
‘Recovery book’ Represents the total amount of exposure which has been transferred to recovery units who set and implement strategies to recover the Group’s exposure.
‘Recovery book Impairment Coverage Ratio’ Impairment allowance held against recoveries balances expressed as a percentage of balance in recoveries.
‘Recovery book proportion of outstanding balances’ Represents the amount of recoveries (gross month-end customer balances of all accounts that have charged-off) as at the period end compared to total outstanding balances. The size of the recovery book would ultimately have an impact on the overall impairment requirement on the portfolio. Balances in recovery will decrease if assets are written-off, amounts are collected, or assets are sold to a third party (i.e. debt sale).
‘Regulatory capital’ The amount of capital that a bank holds to satisfy regulatory requirements.
‘Renegotiated loans’ Loans are generally renegotiated either as part of an ongoing customer relationship or in response to an adverse change in the circumstances of the borrower. In the latter case, renegotiation can result in an extension of the due date of payment or repayment plans under which the Barclays Group offers a concessionary rate of interest to genuinely distressed borrowers. This will result in the asset continuing to be overdue, and individually impaired if the renegotiated payments of interest and principal will not recover the original carrying amount of the asset. In other cases, renegotiation will lead to a new agreement, which is treated as a new loan.
‘Repurchase agreement (Repo)’ or ‘Reverse repurchase agreement (Reverse repo)’ Arrangements that allow counterparties to use financial securities as collateral for an interest bearing cash loan. The borrower agrees to sell a security to the lender subject to a commitment to repurchase the asset at a specified price on a given date. For the party selling the security (and agreeing to repurchase it in the future), it is a Repurchase agreement or Repo; for the counterparty to the transaction (buying the security and agreeing to sell in the future), it is a Reverse repurchase agreement or Reverse repo.
‘Reputation risk’ The risk that an action, transaction, investment or event will reduce trust in the Barclays Group’s integrity and competence by clients, counterparties, investors, regulators, employees or the public.
‘Re-securitisations’ The repackaging of securitised products into securities. The resulting securities are therefore securitisation positions where the underlying assets are also predominantly securitisation positions.
‘Reserve Capital Instruments (RCIs)’ Hybrid issued capital securities which may be debt or equity accounted, depending on the terms.
‘Residential Mortgage-Backed Securities (RMBS)’ Securities that represent interests in a group of residential mortgages. Investors in these securities have the right to cash received from future mortgage payments (interest and/or principal).
‘Residual maturity’ The remaining contractual term of a credit obligation associated with a credit exposure.
‘Restructured loans’ Comprises loans where, for economic or legal reasons related to the debtor’s financial difficulties, a concession has been granted to the debtor that would not otherwise be considered. Where the concession results in the expected cash flows discounted at the original effective interest rate being less than the loan’s carrying value, an impairment allowance will be raised.
‘Retail Loans’ Loans to individuals or small and medium sized enterprises rather than to financial institutions and larger businesses. It includes both secured and unsecured loans such as mortgages and credit card balances, as well as loans to certain smaller business customers, typically with exposures up to £3m or with a turnover of up to £5m.
‘Return on average Risk Weighted Assets’ Statutory profit after tax as a proportion of average RWAs.

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‘Return on average tangible shareholders’ equity (RoTE)’ Profit after tax attributable to ordinary equity holders of the parent, as a proportion of average shareholders’ equity excluding non-controlling interests and other equity instruments adjusted for the deduction of intangible assets and goodwill.
‘Return on average allocated tangible equity’ Profit after tax attributable to ordinary equity holders of the parent, as a proportion of average allocated tangible equity.
‘Risk appetite’ The level of risk that Barclays is prepared to accept whilst pursuing its business strategy, recognising a range of possible outcomes as business plans are implemented.
‘Risk weighted assets (RWAs) / Risk weighted exposure amounts (RWEAs)’ A measure of a bank’s assets adjusted for their associated risks. Risk weightings are established in accordance with the Basel rules as implemented by CRR and local regulators.
‘Risks not in VaR (RNIVS)’ Refers to all the key market risks which are not captured or not well captured within the VaR model framework.
‘RWA Flow / movements in RWAs’
Book size/Asset size
Credit risk and counterparty risk (including CVA)
This represents RWA movements driven by changes in the size and composition of underlying positions, measured using EAD values for existing portfolios over the period. This includes, but is not exclusive to:
–new business and maturing loans
–changes in product mix and exposure growth for existing portfolios
–book size reductions owing to risk mitigation and write-offs.
Market risk
This represents RWA movements owing to the changes in risk level i.e. trading positions and volumes driven by business activity.
Book quality/Asset quality
Credit risk and counterparty risk (including CVA)
This represents RWA movements driven by changes in the underlying credit quality and recoverability of portfolios and reflected through model calibrations or realignments where applicable. This includes, but is not exclusive to:
–PD migration and LGD changes driven by economic conditions
–ratings migration for standardised exposures
Market risk
This is the movement in RWAs owing to changing risk levels in the trading book caused by fluctuations in market conditions.
Model updates
Credit risk and counterparty risk (including CVA)
This is the movement in RWAs as a result of both internal and external model updates. This includes, but is not exclusive to:
–updates to existing model inputs driven by both internal and external review
–model enhancements to improve models performance
Market risk
This is the movement in RWAs reflecting change in model scope, changes to market data levels, volatilities, correlations, liquidity and ratings used as input for the internal modelled RWA calculations.

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Methodology and policy
Credit risk and counterparty risk (including CVA)
This is the movement in RWAs as a result of both internal and external methodology, policy and regulatory changes. This includes, but is not exclusive to:
–updates to RWA calculation methodology, communicated by the regulator
–the implementation of credit risk mitigation to a wider scope of portfolios
Market risk
This is the movement in RWAs as a result of both internal and external methodology, policy and regulatory changes for market risk.
Acquisitions and disposals
This is the movement in RWAs as a result of the disposal or acquisition of business operations impacting the size of banking and trading portfolios.
Foreign exchange movements
This is the movement in RWAs as a result of changes in the exchange rate between the functional currency of the Barclays business area or portfolio and our presentational currency for consolidated reporting. It should be noted that foreign exchange movements shown in RWA flow or movements in RWAs tables do not include the impact of foreign exchange for the counterparty credit risk or market risk RWAs.
Other
This is the movement in RWAs driven by items that cannot be reasonably assigned to the other driver categories. In relation to market risk RWAs, this includes changes in measurement that are not driven by methodology, policy or model updates.
‘Sarbanes-Oxley requirements’ The Sarbanes-Oxley Act 2002 (SOX), which was introduced by the US Government to safeguard against corporate governance scandals such as Enron, WorldCom and Tyco. All US-listed companies must comply with SOX.
‘Second Lien’ Debt that is issued against the same collateral as higher lien debt but that is subordinate to such higher lien debt. In the case of default, compensation for this debt will only be received after the first lien has been repaid and thus represents a riskier investment than the first lien.
‘Secondary Stress Tests’ Secondary stress tests are used in measuring potential losses arising from illiquid market risks that cannot be hedged or reduced within the time period covered in Primary Stress Tests.
‘Secured Overnight Financing Rate (SOFR)’ A broad measure of the cost of borrowing cash overnight collateralised by US Treasury securities in the repurchase agreement (Repo) market.
‘Securities Financing Transactions (SFT)’ In the context of RWAs, any of the following transactions: a repurchase transaction, a securities or commodities lending or borrowing transaction, or a margin lending transaction whereby cash collateral is received or paid in respect of the transfer of a related asset.
‘Securities Financing Transactions adjustments’ In the context of leverage ratio, a regulatory add-on calculated as exposure less collateral, taking into account master netting agreements.
‘Securities lending arrangements’ Arrangements whereby securities are legally transferred to a third party subject to an agreement to return them at a future date. The counterparty generally provides collateral against non-performance in the form of cash or other assets.
‘Securitisation’ Typically, a process by which debt instruments, such as mortgage loans or credit card balances, are aggregated into a pool, which is used to back new securities. A company sells these pools of assets to a special purpose vehicle (SPV) which then issues securities backed by the assets. This allows the credit quality of the assets to be separated from the credit rating of the original borrower and transfers risk to external investors.
‘Set-off clauses’ In the context of Counterparty credit risk, contract clauses that allow Barclays to set off amounts owed to us by a counterparty against amounts owed by us to the counterparty.

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‘Settlement balances’ Receivables or payables recorded between the date (the trade date) a financial instrument (such as a bond) is sold, purchased or otherwise closed out, and the date the asset is delivered by or to the entity (the settlement date) and cash is received or paid.
‘Settlement Netting’ Netting approach used in the calculation of the leverage exposure measure whereby firms may calculate their exposure value of regular way purchases and sales awaiting settlement in accordance with Article 429g of CRR, as amended by Regulation (EU) 2019/876 (CRR II).
‘Settlement risk’ The risk that settlement in a transfer system will not take place as expected, usually owing to a party defaulting on one or more settlement obligations.
‘Significant Increase in Credit Risk (SICR)’ Barclays assesses when a significant increase in credit risk has occurred based on quantitative and qualitative assessments.
‘Slotting’ Slotting is internal Barclays terminology for what is known as “Specialised Lending” in the IRB approach as described in Capital Requirements Regulation (CRR) Article 147.8. A standard set of rules is required to be used in credit risk RWA calculations, based upon an assessment of factors such as the financial strength of the counterparty. The requirements for the application of the Specialised Lending approach are detailed in CRR Article 153.5.
‘Small and Medium-Sized Enterprises (SME)’ An enterprise which employs fewer than 250 persons and which has an annual turnover which does not exceed EUR 50 million, and / or an annual balance sheet total not exceeding EUR 43 million. Within the SME category, a small enterprise is defined as an enterprise which employs fewer than 50 persons and whose annual turnover and/or annual balance sheet total does not exceed EUR 10 million. This is defined in accordance with Commission Recommendation 2003/361/EC of 6 May 2003 concerning the definition of micro, small and medium sized enterprises.
‘Software intangibles benefit’ A benefit introduced as part of the EU response package to the COVID-19 pandemic and subsequently reversed as part of the UK implementation of CRR II from 1 January 2022. Since 1 January 2022, software assets are fully deducted from CET 1 capital.
‘Sovereign exposure(s)’ Exposures to central governments, including holdings in government bonds and local government bonds.
‘Specific market risk’ A risk that is due to the individual nature of an asset and can potentially be diversified or the risk of a price change in an investment due to factors related to the issuer or, in the case of a derivative, the issuer of the underlying investment.
‘Spread risk’ Measures the impact of changes to the swap spread, i.e. the difference between swap rates and government bond yields.
‘Stage 1’ This represents financial instruments where the credit risk of the financial instrument has not increased significantly since initial recognition. Stage 1 financial instruments are required to recognise a 12 month expected credit loss allowance.
‘Stage 2’ This represents financial instruments where the credit risk of the financial instrument has increased significantly since initial recognition. Stage 2 financial instruments are required to recognise a lifetime expected credit loss allowance.
‘Stage 3’ This represents financial instruments where the financial instrument is considered impaired. Stage 3 financial instruments are required to recognise a lifetime expected credit loss allowance.
‘Standard & Poor’s’ A credit rating agency.
'Standardised Approach for Counterparty Credit Risk (SA-CCR)' The approach for the calculation of Exposure at Default for derivative and long-settlement transactions introduced in the UK under CRR II from 1 January 2022.  This is a more risk sensitive approach that replaces the Current Exposure Method (CEM) and Standardised Method (SM) applicable under CRR.
‘Standardised Approach (SEC-SA)’ This is a method to calculate risk-weighted exposure amounts for securitisation positions. Under this method, an institution must be able calculate regulatory capital requirements per standardised approach for underlying exposures in the securitisation as if these had not been securitised (‘KSA’), subject to certain other inputs and criteria.
‘Standby facilities, credit lines and other commitments’ Agreements to lend to a customer in the future, subject to certain conditions. Such commitments are either made for a fixed period, or have no specific maturity but are cancellable by the lender subject to notice requirements.
‘Statutory’ Line items of income, expense, profit or loss, assets, liabilities or equity stated in accordance with the requirements of the UK Companies Act 2006 and the requirements of International Financial Reporting Standards (IFRS).

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‘Statutory return on average shareholders’ equity’ Statutory profit after tax attributable to ordinary shareholders as a proportion of average shareholders’ equity.
‘STD’ / ‘Standardised Approach’ A method of calculating RWAs that relies on a mandatory framework set by the regulator to derive risk weights based on counterparty type and a credit rating provided by an External Credit Assessment Institute.
‘Sterling Over Night Index Average (SONIA)’ Reflects bank and building societies’ wholesale overnight funding rates in the sterling unsecured market administrated and calculated by the Bank of England.
‘Stress Testing’ A process which involves identifying possible future adverse events or changes in economic conditions that could have unfavourable effects on the Barclays Group (either financial or non-financial), assessing the Barclays Group’s ability to withstand such changes, and identifying management actions to mitigate the impact.
‘Stressed Value at Risk (SVaR)’ An estimate of the potential loss arising from a 12-month period of significant financial stress calibrated to 99% confidence level over a 10-day holding period.
‘Structured entity’ An entity in which voting or similar rights are not the dominant factor in deciding control. Structured entities are generally created to achieve a narrow and well defined objective with restrictions around their ongoing activities.
‘Structural FX’ Foreign currency positions taken to hedge against the adverse effect of exchange rates on capital ratios.  Under Article 352(2) of the CRR the PRA may permit banks to exclude such Structural FX positions from the calculation of its market risk RWAs. On 15 December 2021 the PRA issued Barclays this permission, taking effect from 31 December 2021.  Any long FX positions that are in excess of what is required to hedge the adverse effects of exchange rates on the bank’s capital ratio are not in scope of this exemption and will therefore be captured under the standardised market risk approach.
‘Structural hedge’ or ‘hedging’ An interest rate hedge in place to reduce earnings volatility and to smooth the income over a medium/long term on positions that exist within the balance sheet and do not re-price in line with market rates. See also ‘Equity structural hedge’ and ‘Product structural hedge’.
‘Structural model of default’ A model based on the assumption that an obligor will default when its assets are insufficient to cover its liabilities.
‘Structured credit’ Includes the legacy structured credit portfolio primarily comprising derivative exposures and financing exposures to structured credit vehicles.
‘Structured finance or structured notes’ A structured note is an investment tool that pays a return linked to the value or level of a specified asset or index and sometimes offers capital protection if the value declines. Structured notes can be linked to equities, interest rates, funds, commodities and foreign currency.
‘Sub-prime’ Sub-prime is defined as loans to borrowers typically having weakened credit histories that include payment delinquencies and potentially more severe problems such as court judgments and bankruptcies. They may also display reduced repayment capacity as measured by credit scores, high debt-to-income ratios, or other criteria indicating heightened risk of default.
‘Subordinated liabilities’ Liabilities which, in the event of insolvency or liquidation of the issuer, are subordinated to the claims of depositors and other creditors of the issuer.
‘Supranational bonds’ Bonds issued by an international organisation, where membership transcends national boundaries (e.g. the European Union or World Trade Organisation).
‘Synthetic Securitisation Transactions’ Securitisation transactions effected through the use of derivatives.
‘Tangible Net Asset Value (TNAV)’ Shareholders’ equity excluding non-controlling interests adjusted for the deduction of intangible assets and goodwill.
‘Tangible Net Asset Value per share’ Calculated by dividing shareholders’ equity, excluding non-controlling interests and other equity instruments, less goodwill and intangible assets, by the number of issued ordinary shares.
‘Tangible shareholders’ equity’ Shareholders’ equity excluding non-controlling interests and other equity instruments adjusted for the deduction of intangible assets and goodwill.
‘Term premium’ Additional interest required by investors to hold assets with a longer period to maturity.
‘The Fundamental Review of the Trading Book (FRTB)’ A comprehensive suite of capital rules developed by the Basel Committee on Banking Supervision as part of Basel III and applicable to banks’ wholesale trading activities.

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‘The Standardised Approach (TSA)’ An approach used to quantify required capital for operational risk. Under TSA, banks are required to hold regulatory capital for operational risk equal to the annual average, calculated over a rolling three-year period, of the relevant income indicator (across all business lines), multiplied by a supervisory defined percentage factor by business lines.
‘The three lines of defence’ The three lines of defence operating model enables Barclays to separate risk management activities between those client facing areas of the Barclays Group and associated support functions responsible for identifying risk, operating within applicable limits and escalating risk events (first line); colleagues in Risk and Compliance who establish the limits, rules and constraints under which the first line operates and monitor their performance against those limits and constraints (second line); and, colleagues in Internal Audit who provide assurance to the Board and Executive Management over the effectiveness of governance, risk management and control over risks (third line). The Legal function does not sit in any of the three lines, but supports them all. The Legal function is, however, subject to oversight from Risk and Compliance with respect to operational and conduct risks.
‘Through-the-cycle’ A long-run average through a full economic cycle.
‘Tier 1 capital’ The sum of the Common Equity Tier 1 capital and Additional Tier 1 capital.
‘Tier 1 capital ratio’ The ratio which expresses Tier 1 capital as a percentage of RWAs under CRR.
‘Tier 2 (T2) capital’ A type of capital as defined in the CRR principally composed of capital instruments, subordinated loans and share premium accounts where qualifying conditions have been met.
‘Tier 2 (T2) securities’ Securities that are treated as Tier 2 (T2) capital for the purposes of CRR.
‘Total balances on forbearance programmes coverage ratio’ Impairment allowance held against forbearance balances expressed as a percentage of balance in forbearance.
‘Total capital ratio’ Total regulatory capital as a percentage of RWAs.
‘Total Loss Absorbing Capacity (TLAC)’ A standard published by the FSB which is applicable to G-SIBs and requires a G-SIB to hold a prescriptive minimum level of instruments and liabilities that should be readily available for bail-in within resolution to absorb losses and recapitalise the institution. See also ‘Minimum requirement for own funds and eligible liabilities (MREL)'.
‘Total outstanding balance’ In retail banking, total outstanding balance is defined as the gross month-end customer balances on all accounts, including accounts charged off to recoveries.
‘Total return swap’ An instrument whereby the seller of protection receives the full return of the asset, including both the income and change in the capital value of the asset. The buyer of the protection in return receives a predetermined amount.
‘Traded Market Risk’ The risk of a reduction to earnings or capital due to volatility of trading book positions.
‘Trading book’ All positions in financial instruments and commodities held by an institution either with trading intent, or in order to hedge positions held with trading intent.
‘Traditional Securitisation Transactions’ Securitisation transactions in which an underlying pool of assets generates cash flows to service payments to investors.
‘Transitional’ When a measure is presented or described as being on a transitional basis, it is calculated in accordance with the transitional provisions set out in Part Ten of CRR.
‘Treasury and Capital Risk’ This comprises of Liquidity Risk, Capital Risk and Interest Rate Risk in the banking book.
‘Twelve month expected credit losses’ The portion of the lifetime ECL arising if default occurs within 12 months of the reporting date (or shorter period if the expected life is less than 12 months), weighted by the probability of said default occurring.
‘Twelve month PD’ The likelihood of accounts entering default within 12 months of the reporting date.
‘Unencumbered’ Assets not used to secure liabilities or not otherwise pledged.
‘United Kingdom (UK)’ Geographic segment where Barclays operates comprising the UK. Also see ‘Europe’.
‘UK Bank Levy’ A levy that applies to UK banks, building societies and the UK operations of foreign banks. The levy is payable based on a percentage of the chargeable equity and liabilities of the bank on its balance sheet date.
‘UK leverage exposure’ Calculated as per the PRA rulebook, where the exposure calculation also includes the FPC’s recommendation to allow banks to exclude claims on the central bank from the calculation of the leverage exposure

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measure, as long as these are matched by liabilities denominated in the same currency and of identical or longer maturity. Prior to 1 January 2022, banks were only permitted to exclude claims on the central bank which were matched by deposits (rather than liabilities).
‘UK leverage ratio’ As per the PRA rulebook, means a bank’s Tier 1 capital divided by its total exposure measure, with this ratio expressed as a percentage. From 1 January 2022, UK banks are subject to a single UK leverage ratio requirement.
‘Unfunded credit protection’ A technique of credit risk mitigation where the reduction of the credit risk on the exposure of an institution derives from the obligation of a third party to pay an amount in the event of the default of the borrower or the occurrence of other specified credit events.
‘US Partner Portfolio’ Barclays co-branded credit card programmes with companies across various sectors including travel, entertainment and retail.
‘US Residential Mortgage-Backed Securities’ Securities that represent interests in a group of US residential mortgages.
‘Valuation weighted Loan to Value (LTV) ratio’ In the context of credit risk disclosures on secured home loans, a means of calculating marked to market LTVs derived by comparing total outstanding balance and the value of total collateral we hold against these balances. Valuation weighted Loan to Value ratio is calculated using the following formula: LTV = total outstandings in portfolio/total property values of total outstandings in portfolio.
‘Value at Risk (VaR)’ A measure of the potential loss of value arising from unfavourable market movements at a specific confidence level and within a specific timeframe.
‘Weighted off balance sheet commitments’ Regulatory add-ons to the leverage exposure measure based on credit conversion factors used in the Standardised Approach to credit risk.
‘Wholesale loans’ or ‘wholesale lending’ Lending to larger businesses, financial institutions and sovereign entities.
‘Working Group on Sterling Risk-Free Reference Rates (RFRWG)’ A group mandated with catalysing a broad-based transition to using ‘Sterling Overnight Index Average (SONIA)’ as the primary sterling interest rate benchmark in bond, loan and derivatives markets.
‘Write-off (gross)’ The point where it is determined that an asset is irrecoverable, or it is no longer considered economically viable to try to recover the asset or it is deemed immaterial or full and final settlement is reached and the shortfall written off. In the event of write-off, the customer balance is removed from the balance sheet and the impairment allowance held against the asset is released. Net write-offs represent gross write-offs less post write-off recoveries.
‘Wrong-way risk’ Arises in a trading exposure when there is significant correlation between the underlying asset and the counterparty, which in an event of default would lead to a significant mark to market loss. When assessing the credit exposure of a wrong-way trade, analysts take into account the correlation between the counterparty and the underlying asset as part of the sanctioning process.

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